Annual Report 1999



Contents

	3       Summary
	4       Letter to Shareholders
	6       Autoliv in the World
	8       Employees
	10      The Market
	14      Autoliv's Safety Systems
	16      Research and Development
	20      Quality
	22      Environment
	23      Management's Discussion and Analysis
	27      Consolidated Statement of Income
	28      Consolidated Balance Sheet
	29      Consolidated Statement of Cash Flows
	30      Notes to Consolidated Financial Statements
	38      Report of Independent Auditors
	38      Definitions
	39      Selected Financial Data
	40      Board of Directors
	41      Senior Management
	42      Shareholder Information

AUTOLIV INC. is a Fortune 500 company and the world's largest automotive safety supplier with sales to all the leading car manufacturers in the world. The company's business mission is "to develop, produce and sell systems worldwide for mitigation of injuries to automobile occupants and avoidance of traffic accidents". Autoliv develops, manufactures and markets mainly airbags, seat belts, safety electronics, steering wheels, anti-whiplash systems, seat components and child seats. Autoliv has over 60 subsidiaries and joint ventures with more than 22,000 employees in 29 vehicle-producing countries. In addition, Autoliv has eight technical centers around the world, including 19 crash test tracks - more than any other automotive safety supplier.

Autoliv's share is listed on the New York Stock Exchange (NYSE: ALV), its Swedish Depository Receipts on the Stockholm Stock Exchange (SSE: ALIV) and its stock options on the Chicago Board Options Exchange (CBOE: ALV).

S U M M A R Y

Record sales and earnings

Ford and GM announce aggressive installation plans for side curtain airbags

New plants in Turkey, Argentina and Brazil, new technical center in Japan and new plants in North America for steering wheels and side curtain airbags

Acquisition of Japan's second largest steering wheel manufacturer and of the dominant seat belt supplier to Russia

First order received in a new area: Rollover protection

LETTER TO THE SHAREHOLDERS

Autoliv's current market position is stronger than ever. This position has been achieved both by determined commitments to research and development in combination with application engineering with our customers and by major structural changes in our industry.
Autoliv is today a supplier and development partner of all the leading and most demanding car manufacturers in the world.
Autoliv will continue to pursue its business mission which is "to develop, produce and sell systems worldwide for mitigation of injuries to automobile occupants and avoidance of traffic accidents". The business strategy also remains the same, which means that Autoliv should:

-Expand globally
-Expand product lines
-Continue to reduce costs
-Continue to improve quality

GEOGRAPHICAL MARKETS
In Japan, Autoliv has been underrepresented, but lately a number of actions have been taken to address this situation. In 1998, an airbag assembly company was acquired. In 1999, a new technical center with an advanced crashtrack was inaugurated, and in January 2000, Japan's second largest steering wheel company with a market share exceeding 20% was acquired. On top of this, production of airbag inflators recently began in a new plant outside Nagoya.
In North America, Autoliv inaugurated another green-field operation. This factory, close to Windsor in Canada, uses Autoliv's patented technology to weave bags in one piece without sewing. The new plant, which comes on-stream gradually during the coming months, is needed for the aggressive installation plans U.S. car manufacturers have for curtain airbags, a protection both in side collisions and rollovers. Our new steering wheel facility in Indiana experienced a fast ramp-up at the end of 1999, and Autoliv's seat beltplant in Mexico was enlarged in yet another step. In addition, we completed a facility for leather-wrapping of steering wheels in Mexico.
In South America, Autoliv Argentina moved its seat belt and airbag production to a new industrial park outside Buenos Aires, and Autoliv Brazil completed a three-plant complex outside Sao Paulo for seat belt webbing, steering wheels and seat belts.
In Europe, we acquired close to 50% of Norma in Estonia with an option, which we exercised at the beginning of this year, to increase Autoliv's holding to 51%. Norma is the dominant seat belt supplier to Russia. In Europe, we also started construction of a new seat belt plant in Romania and opened a new plant in Turkey for seat belts, airbags and steering wheels. In addition we ramped up production in the new plant in Poland that we started in 1998.
In Asia, Autoliv took the initiative to consolidate Malaysia's four seat belt and airbag suppliers into one company in which Autoliv now holds 49% of the shares. In Indonesia, we increased Autoliv's holding to 100%. The Japanese steering wheel acquisition brought a modern facility in the Philippines into Autoliv, as well as a joint venture in Taiwan.

PRODUCT DEVELOPMENT
The Autoliv Inflatable Curtain, that was introduced on the world market in 1998, has received an overwhelming response. As a result, the order backlog amounted at the end of 1999 to 9 million curtains for delivery already in 2002, the fastest penetration yet for any new Autoliv product.
In the fall of 1999, Autoliv received its first order for rollover sensors, including our newly developed algorithm for rollovers i.e. the "soft ware program" for the electronic control unit (ECU) that triggers the Inflatable Curtain and the seat belt pretensioners. These products constitute a very interesting package for the fast developing SUV (sport utility vehicle) market. This was confirmed at the beginning of this year when Ford announced that they would equip all their SUVs with a rollover protection system, including an airbag curtain. GM has made a similar announcement. However, they will not limit their plans to rollover protection for SUV, but intend to have side airbag curtains in all their North American vehicles already by 2003.
The federal safety standards in the U.S. will be changed to phase in advanced airbags. It is still unclear when the change will become effective, but the new airbag systems could increase our delivery value per vehicle considerably over the coming years. Our first shipments of these systems are scheduled to start already before the end of this year.
In another new area, anti-whiplash systems, Volvo has decided to order our AWS-system for all their cars, following the successful world introduction on their S-80 model in 1998. In addition, another car manufacturer was added to our

AWS customer list for shipments in a couple of years.
Much of Autoliv's performance is based on intensive development efforts in close cooperation with the leading customers. This leads to somewhat higher R&D costs
- but it also lays the foundation for future sales increases and additional market share gains.

COST SAVINGS
Although the pricing pressure on airbags has moderated, this is still our greatest concern and we continue to implement our ambitious cost-saving program. During 1999, another 1,000 jobs were added in countries with low labor costs. As a result, Autoliv now has 10% of its 22,600 employees in such countries. The trend will continue this year, when we will be able to also use Norma in Estonia as a new sub-supplier to Autoliv's plants in Western Europe.
Even as we move leather-wrapping of steering wheels, sewing of airbag cushions and other labor-intensive activities to Eastern Europe, Northern Africa and Mexico, we add new jobs in high-cost countries by developing and introducing new safety innovations.
Autoliv has reduced the number of inflator families to a third of what we had at the time of the merger in 1997. At the same time, we continue our existing standardization programs. Furthermore, we have now closed our plant in Amsterdam and sold the building. Certain other assets that have become redundant have also been sold. This focusing on core business will continue.

TARGETS
Autoliv's targets are:
- Grow long-term sales significantly faster than the world market
- Provide the company's shareholders with an attractive return on investment
- Be the most innovative, reliable and cost-efficient global partner in automotive safety for the automobile manufacturers.

OUTCOME 1999
During 1999, we managed to achieve several of these targets.
Sales expanded by 9% to $3.8 billion which is twice as fast as the estimated growth of the world market. Acquisitions had very little effect, but currency exchange rates had a major negative impact due to the stronger U.S. dollar. Adjusted for this, sales rose by 12%.
Earnings improved by 6% to $1.95 per share. This was achieved despite the pricing pressure and the stronger U.S. dollar. With the same exchange rates as in 1998, earnings improved by 10%. The profit improvement was driven by the strong underlying sales increase, Autoliv's cost saving program and a good capacity utilization in our plants.

PROSPECTS
Major priorities going forward are further improvements in Autoliv's position in Japan, and in seat belts and steering wheels in North America as well as a generally stronger position in electronics and sensors.
In 2000, the underlying market for Autoliv is expected to grow by about 5%, excluding currency effect and swings in global car production. Autoliv could, however, outgrow the market by continuing to take market shares, make acquisitions and by being better positioned in the growth segments of the market, such as the market for side curtains. This should lead to higher profits and shareholder value.


Lars Westerberg
President and Chief Executive Officer

AUTOLIV IN THE WORLD

Autoliv has production facilities and technical centers for automotive safety in more countries than any other company. This advantage is becoming increasingly important as the consolidation among car manufacturers continues and the new, global alliances that are created want to have the same products from the same supplier all over the world.

ARGENTINA
Employees: 115
Customers: Daimler, Faurecia, Fiat, Ford, GM, Iveco, JCI, Peugeot/Citroen, Renault, Toyota and Volkswagen
Buenos Aires

AUSTRALIA
Employees: 410
Customers: Daewoo,Ford, Holden, Hyundai, Kia, Mitsubishi and Toyota
Melbourne

BELGIUM
Employees: 5
Customers: Volvo and ECA-seats
Gent

BRAZIL
Employees: 40
Customers:Audi, Ford, GM, Peugeot/Citroen,
Renault, SAS and Volkswagen
Taubat

CANADA
Employees: 145
Customers: Autoliv and other seat belt manufacturers
Collingwood and Tilbury

CHINA
Employees: 160
Customers: Ford, Iveco, Nissan, Peugeot/Citroen, Renault, Volkswagen/Audi and Volvo
Nanjing, Changchun and Shanghai (joint ventures)

ESTONIA
Employees: 1,120
Customers: AutoVaz, GAZ, GM and Autoliv Sweden
Tallinn

FRANCE
Employees: 4,050
Customers: Peugeot/Citroen, Renault and Autoliv companies
Paris, Gournay-en-Bray, Caudebec, Poitiers, Brest ,Survilliers, Pontoise, Rouen and Valentigney (joint venture)

GERMANY
Employees: 2,660
Customers: Audi, BMW, Ford, MAN, Mazda, Mercedes Benz, Opel, Porsche, Volkswagen and Autoliv companies
Elmshorn, Dachau, Braunschweig, Markgroningen, Dobeln and Norderstedt

GREAT BRITAIN
Employees: 2,215
Customers: Aston Martin, Ford, Jaguar, Mazda, Mitsubishi, Nissan, Peugeot/ Citroen, Rolls Royce, Rover, Toyota and Vauxhall
Havant, Milton Keynes and Congleton

HUNGARY
Employees: 480
Customers: BMW, Fasching, GM, DC, MAN, Steyr, Sungwoo, Suzuki, Volkswagen, TRW and Autoliv companies
Sopronkevesd

INDIA
Employees: 150
Customers: Daewoo, DaimlerChrysler, Ford, GM, Hyundai, Maruti and Volvo Bangalore and New Delhi (joint venture)

INDONESIA
Employees: 20
Customers: GM and Mitsubishi
Jakarta

ITALY
Employees: 80
Customers: Fiat
Turin

JAPAN
Employees: 205
Customers: Daihatsu, Honda, Isuzu, Mazda, Mitsubishi, Nissan, Nissan-Diesel, Subaru, Suzuki and Toyota
Yokohama, Tsukuba, Nagoya, Hiroshima and Taketoyo

KOREA
Employees: 10
Customers: Daewoo, Hyundai, Kia and Sangyong
Seoul; (Licensees in Munmak, Ulsan, and Kyungki-do)

MALAYSIA
Employees: 120
Customers: BMW, Honda, Mitsubishi, Nissan, Perodua, Proton, Toyota and Volvo Kuala Lumpur (joint ventures)

MEXICO
Employees: 645
Customers: Chrysler, Ford, GM, Volkswagen and Volvo
Toluca

NETHERLANDS
Employees: 500
Customers: Mitsubishi, Saab and Volvo
Landgraaf and Boxtel

NEW ZEALAND
Employees: 5
Customers: Aftermarket
Auckland

PAKISTAN
Employees: 15
Customers: Suzuki and Toyota
Karachi (licensee)

PHILIPPINES
Employees: 430
Customers: Honda, Isuzu, Mitsubishi, Proton and Autoliv Japan
Manila (joint venture and subsidiary)

POLAND
Employees: 285
Customers: Autoliv companies
Olawa

ROMANIA
Employees: 75
Customers: BMW, Dacia, Daewoo and Autoliv companies
Brasov

RUSSIA
Employees: 30
Customers: AutoVaz, GaZ, Moskvich and Autoliv Sweden
Dubna

SOUTH AFRICA
Employees: 210
Customers: Atwood, BMW, Ford and Toyota,
Johannesburg

SPAIN
Employees: 1,170
Customers: Ford, Mercedes Benz, Nissan, Opel, Peugeot/Citroen, Renault, Seat, Volkswagen and Autoliv companies
Barcelona and Valencia

SWEDEN
Employees: 2,475
Customers: Saab, Scania, Volvo and Autoliv companies
Stockholm, Vargarda, Vaxjo, Hassleholm, Motala and Kungalv

TAIWAN
Employees: 70
Customers:Ford, GM, Honda, Isuzu, Mitsubishi and Nissan
Taipei (joint venture)

THAILAND
Employees: 25
Customers: Volvo and Isuzu
Bangkok

TUNISIA
Employees: 500
Customers: Autoliv companies
El Fahs and Ennadour

TURKEY
Employees: 305
Customers: Dyak Renault, Ford Otosan, Anadolu Isuzu, BMC, Hyundai Assan, Chrysler, Karsan, MAN, Mercedes Benz, Otokar, Otoyol, and Tofas-Fiat Gebze

USA
Employees: 6,635
Customers: BMW, Chrysler, Daihatsu, Ford, GM, Honda, Isuzu, Mazda, Mitsubishi, Nissan, Subaru, Suzuki, Toyota and Autoliv companies
Auburn Hills, Michigan; Brigham City, Ogden and Promontory, Utah; Indianapolis and Columbia City, Indiana

Note: "Customers" can exclude minor customers.

EMPLOYEES

Autoliv's employees are one of the Company's most important assets, but labor cost is also one of Autoliv's highest expenses. We have therefore implemented several programs to take advantage of, and further develop, this valuable resource and make sure that everybody works towards the same goal. In addition, it is important that Autoliv has enough talented and well-trained people to keep up its growth momentum.

TRAINING PROGRAMS
Autoliv has several training programs organized both centrally for the whole group and locally, arranged by each subsidiary.
Autoliv Management Development (AMD) is an international training program for junior managers. In addition to being a leadership training for these associates, AMD is aimed at learning more about the Autoliv group and the functions and companies outside the participants' own working areas. Since the participants come from different countries and functions, "networking" also becomes an important result. AMD is held once a year, with the time equally divided between the U.S. and Europe.
With Autoliv's Manufacturing Development Program junior managers in engineering and manufacturing are trained in manufacturing. To acquire experience from several manufacturing technologies, the training is located in several countries, which also facilitates increased cross-border communications within the Autoliv group.
Most Autoliv companies, and all the major subsidiaries, organize their own training courses to further develop their employees. These courses are often organized under the Autoliv Academy name and encompass such areas as engineering, computer technology, manufacturing, quality assurance,finance and administration. Leadership training is also an important part of the Autoliv Academy.

EXPATRIATES
Several Autoliv employees work outside their own country, because they have a certain expertise or qualification that is needed at their new Autoliv company. Within Autoliv Inflators, for instance, Americans work at the division's European plants and Europeans have moved to the U.S. This kind of interchange not only improves the transfer of product technologies and manufacturing know-how, but it also contributes to making Autoliv a very attractive company to work for.

COORDINATION BY DECENTRALIZATION
Some of Autoliv's decentralization systems have the same favorable "side effect"; i.e. they contribute to making Autoliv an extra attractive employer in addition to speeding up decision making.
In purchasing, for instance, the major Autoliv subsidiaries have been appointed "Global Lead Buyers". This means that a local Autoliv company is responsible for the purchasing negotiations for a couple of specific components or raw materials for the entire Autoliv group.
Similarly in engineering, a number of specialists at each major subsidiary have been assigned global responsibility for the design of all critical components for specific Autoliv products.
Each major subsidiary is also responsible for supporting Autoliv's start-up activities in new markets. The responsibilities follow the subsidiaries customers. This means that Autoliv Germany, for instance, is responsible for supporting Autoliv China, since Volkswagen is the main western car producer in China.
Although the main purpose of these decentralization steps is to make the decision process easier and faster, it also means that employees in subsidiaries
- at several levels - become directly involved in the global expansion plans of the Autoliv Group.
This could often be highly motivating for employees involved - and it contributes to creating a common Autoliv spirit in our companies all over the world.


EMPLOYEES* BY COUNTRY
USA             6,635
France          3,810
Germany         2,660
Sweden          2,475
Great Britain   2,215
Spain           1,170
Mexico            645
Netherlands       500
Hungary           480
Australia         410
Turkey            305
Poland            285
South Africa      210
Japan             205
Canada            145
Argentina         115
Italy              80
Romania            75
Others            160
Total          22,580


* At year-end in consolidated companies.

       9  (PICTURES)

THE MARKET

There are no official statistical data on the automotive safety market, but Autoliv estimates it accounts for almost one third of the global car occupant restraint market.
The market, which in 1999 exceeded $12 billion (excluding steering wheels), has grown by an average rate of 12% annually since 1993 (when Autoliv started to gather data for the whole world). During the beginning of this six-year period the annual growth rate was 20% compared to 5% during the latter half of the period. This growth rate is expected to prevail during the year 2000, provided unchanged currency rates and vehicle production. The growth rate could then start to increase again as a result of the impending new regulation in the U.S. on advanced airbags and recently announced aggressive plans by Ford and GM for curtain airbags (see below).
The most important growth driver was the introduction of new safety technologies such as frontal airbags in the early 1990s and, currently, side-impact airbags. Since 1993 these introductions have raised the average delivery value of safety products per vehicle by almost10 % annually. The rest of the increase, nearly 3%, came from higher global vehicle production. This effect has fluctuated with the economic cycles in different countries.
Currently, the global average supply value for automotive safety products is about $225 per vehicle. There is a wide gap, however, between the vast number of mini cars and the relatively few premium vehicles where the safety content typically is three to four times higher than in the average car. However, new safety products, currently only available in cars in the premium segment, are in the process of migrating also to the lower segments. The supply value is therefore expected to continue growing.
Safety products are increasingly being sold as systems. Seat belts, airbags and steering wheels, for instance, are designed to work in combination with each other. But still the market is often split into its historical segments, i.e. seat belts (which accounted for 29% of the total market in 1999), airbags (53%) and safety electronics (19%).

SEATBELTS
The global seat belt market has grown by 3% annually since 1993. Autoliv's seat belt sales increased during the same period by an average rate of 13%.
The increase (both for the market and Autoliv) stems mainly from introductions of new seat belt enhancements such as pretensioners, automatic height adjusters and load limiters. These innovations also tend to raise Autoliv's sales of complete seat belt systems, since several of the new features are built into the seat belt retractors.
A pretensioner tightens the belt up to six inches (15 cm) as early as possible in a crash. It uses a small pyrotechnical charge and is triggered by the same sensor as the frontal airbags. In 1999, global unit sales of this relatively new safety feature amounted to almost 45 million. Autoliv accounted for 25 million of these units and increased its units sales by 8% from 1998.
A load limiter allows the belt to be pulled out slightly, if the load on the occupant's rib cage becomes excessive. The frontal airbags are used instead to absorb the excessive energy. This improvement was introduced by Autoliv in 1995. In 1997, Autoliv alone sold nearly 4 million load limiters, in 1998 nearly 10 million and last year over 14 million.

The rapid growth for these and other new seat belt technologies is expected to continue. In the United States, for instance, the introduction of seat belt pretensioners has just begun and in Europe pretensioners are increasingly being installed also in rear seats.
In addition, Autoliv has secured new orders in the United States, partly as a result of the merger in 1997 with Morton ASP. Autoliv's total seat belt sales are therefore expected to continue to grow faster than the global seat belt market.
In 1999, Autoliv sold 48 million seat belt systems (excluding sales from joint ventures and licensees).

FRONTAL AIRBAGS
The world market for frontal airbags grew at an average rate of 27% from 1993 to 1997 when it plateaued at a level over $5 billion. In 1997, the value of the U.S. market started to decrease due to a very strong pricing pressure. Outside the U.S., however, the growth continues.
Between 1998 and 1999, the number of frontal airbags sold in the world increased from about 73 to over 80 million. In 1999, more than four new light vehicles out of five had a driver airbag and three out of four had also a passenger airbag. The frontal airbag market could soon start to grow again, because there is already a demand for more sophisticated systems, such as Autoliv's 4-stage protection system (see page 18).
More important is an impending change in the U.S. federal safety standards which will require vehicle manufacterers to phase in "advanced airbags". Although the new rules will apply to the United States, we expect that many vehicle manufacturers will offer these upgraded, more valuable systems also in other countries. (Autoliv's projects for advanced airbags are described on page 18). In 1999, Autoliv sold 24 million frontal airbags and increased its unit sales by 20% from 1998.

SIDE AIRBAGS
Between 1998 and 1999, the global side airbagsegment in value grew by 35% and approached one billion dollars. The growth is expected to continue this year. From now on, however, most of the growth will not be driven by thorax side airbags for chest protection but come from separate head side-impact airbags such as Autoliv's Inflatable Curtain and the I.T.S.
This opinion is based on existing orders. In addition, at the beginning of this year Ford announced that they will begin to install side curtain airbags in all their sport utility vehicles and GM announced that they would have this product in all their new North American vehicles from 2003.
Autoliv introduced the world's first thorax side airbag in 1994 and the first head side airbag in 1997. Last year, the world market increased from 16 million to 26 million side airbags, half of which were sold by Autoliv.
Despite the rapid growth, the global penetration rates are still estimated to be only 20% for thorax side airbags and less than 5% for the head side airbags. With a market share of approximately 50%, Autoliv should be able to benefit from this potential.

SAFETY ELECTRONICS
The safety electronics market, which in 1999 exceeded $2 billion, increases currently by close to 10% per year.
The growth is driven by the fact that more new vehicles are equipped with at least one airbag system. In addition, the sales price rises as the airbag electronics are upgraded to be able to handle more safety features such as seat belt pretensioners and chest side and head side airbags.
No company accounts for more than 20% of the airbag electronics market. Autoliv is number five in size with approximately 10% of the market.
The market is very fragmented, because both companies specializing in electronics and Autoliv's traditional competitors in automotive safety develop airbag electronics.

STEERING WHEELS
In general, the world market for steering wheels is flat at just over one billion dollars, but upgraded steering wheels for premium vehicles is a growth area.
In these vehicles, more functions (e.g. radio and telephone controls) are integrated with the steering wheel, and expensive wood and other materials are often used for the rim.
The global steering wheel market has undergone a radical consolidation over the last five years, with eight steering wheel companies being acquired by airbag companies.
Autoliv started this process in 1995 by making an initial investment in the French steering wheel company Isodelta. The investment was prompted by Autoliv's plan to develop driver airbags integrated with the steering wheels. Following the acquisition of Japan's second largest steering wheel company at the beginning of 2000, Autoliv now has a global market share of 10%. The market share is expected to increase as production is ramping up in new plants in the U.S., Turkey and Brazil.
During 1999, Autoliv's unit sales rose by almost 50% to 2.2 million steering wheels.

FUTURE MARKETS
The market for anti-whiplash systems is still in its infancy as there is currently only one competing modern system on the market and other systems, which are under development, have not been launched yet. Autoliv shipped its first anti-whiplash system as recently as 1998.
Although anti-whiplash systems may become very common in the future, this segment of the safety market is not expected to reach the same size in sales dollars as most of the other automotive safety segments, because the anti-whiplash systems do not require entirely new products. Instead the systems are based on modifications to the existing car seats. This could, on the other hand, make the automakers more willing to install them and lead to a faster increase in sales.
Rollover protection systems are scheduled to be introduced already later this year in sport-utility vehicles (SUV), according to a recent announcement by Ford. Most of these systems (as Autoliv's system on page 19) will use a side curtain airbag such as Autoliv's Inflatable Curtain. Seat belt pretensioners will also be included in the systems (to increase the clearance between the occupant's head and the inner roof). In addition to being the leading global supplier of both side curtain airbags and pretensioners, Autoliv has secured its first contract for a new costefficient, electronic rollover sensor and Autoliv's own algorithms ("software program" for the sensor). As a result, Autoliv is well positioned to take advantage of this future market.

AUTOLIV'S MARKETS
During 1999, customers in North America accounted for 31% of Autoliv's total sales compared to 29% in 1998. The European share stood unchanged at 58%, despite the weakening of the Euro. Due to the economic recession in Japan, sales in this market declined by about two percentage points to 8%.
The most important individual markets are the United States, Germany, France, Japan, Spain, Great Britain and Canada. Sweden accounts for less than 5% of revenues.
In North America, Autoliv accounts for approximately one third of the airbag product market and 10% of the seat belt market. Autoliv did not sell seat belts until 1993 in the United States, but now seat belt sales are enjoying steady growth. In steering wheels, Autoliv started production at the end of 1998. Based on orders received so far, Autoliv expects its market share to approach 10% in just a couple of years.

In Europe, Autoliv's market share is around 50% for airbags and seat belts and approximately 10% for steering wheels.
In Japan, Autoliv has a strong position in the airbag inflator market with a share exceeding 40%. For complete airbags, however, the market share is still less than 10%, because local assembly of these products did not begin until 1998, following the acquisition of a Japanese airbag company. Autoliv now has over 20% of the market for steering wheels, following the acquisition at the beginning of 2000 of the second largest steering wheel company in Japan.
In the rest of the world (RoW), Autoliv has achieved market positions of 50% or more by early establishment of joint ventures or subsidiaries in such countries as Argentina, Australia, China, India, Malaysia, New Zealand, South Africa and Turkey.

CUSTOMERS
All major auto manufacturers in the world are customers of Autoliv and particularly those who have established a reputation for determined efforts in auto safety.
The largest customer groups during 1999 (in alphabetical order) were BMW/Rover, DaimlerChrysler, Ford/Volvo/Mazda, General Motors/Opel/Isuzu/Saab, Peugeot/ Citroen, Renault/Nissan, Toyota and Volkswagen/Audi/Seat/Skoda.
No customer group accounts for more than 18% of Autoliv's sales and no contract for more than 4%. The contracts are typically divided among a car maker's different car models with each contract usually running as long as that car model is being produced.
During the development of a new car model (a process requiring several years), Autoliv often functions as a development partner sharing expertise on new safety-enhancing products.
The products are typically delivered "just-in-time", often several times a day. For some customers, Autoliv has also begun to establish "sequence centers" inside a, or in direct vicinity of the customers' factories. These centers make final assembly and feed Autoliv's products into the car assembly line in the right order, i.e. in accordance with the car buyers selections of colors and optional equipment. Almost every minute a sequence center receives a new order and already within two to five hours depending on the product the order is executed and the product delivered.

E-BUSINESS
Almost all car manufacturers use Electronic Data Interchange (EDI) for sending orders and call-offs and for receiving advanced ship notes. EDI also takes care of the billing.
As a supplement to EDI, which has been in use for many years, the automotive industry is quickly expanding its e-business. This will also involve suppliers in such areas as product development, supply chain management and trading (e.g. the newly announced Ford AutoXchange and GM TradeXchange systems).
To support this, the car manufacturers have initiated separate automotive intranets (such as ANX and ENX) to which Autoliv already has connected itself. We are therefore closely following our customers in their commitment to take advantage of the opportunities that this new technology could bring about. Similarly, we are working on web solutions for those of our suppliers who do not use EDI. The first such web site is already live at Autoliv North America.

THE INDUSTRY
In 1996 and 1997, the number of major suppliers of occupant restraint systems was reduced from nine to six.
Over the last three years, Autoliv has gained market shares and become the global market leader. The American publicly-traded company TRW is of almost the same size as Autoliv in occupant restraint, but altogether TRW is larger.
Other important companies in the auto safety industry are Takata (a privately-held, Japanese company), Breed (an American company which, in 1999, filed for Chapter 11 bankruptcy), Delphi (a public American and the world's largest auto supplier) and Petri (a privately-held, German steering wheel and airbag company).
Autoliv's competitive strategy is to be a specialist company for automotive safety within-house expertise for all key components and manufacturing close to major customers. Autoliv also has more technical centers and crash test facilities for automotive safety than any other company in the industry. This gives Autoliv the possibility not only to offer just-in-time supply of products, but also to provide customers with excellent engineering services and testing capabilities "just-in-time".

AUTOLIV'S SAFETY SYSTEMS

1. NEAR ZONE SENSORS
Will help deploy the airbags and other safety systems in a more precise and accurate way. Can also be used as a blind-spot detection when changing lanes and as a parking aid. A joint development project with Celsius-Tech.

2. TRUNK BELT
A safety belt for the luggage compartment. Protects fragile goods and prevents luggage from penetrating into the passenger compartment in cars with folding rear seats.

3. SEAT BELT BEAM
A macro-component with three pre-installed 3-point seat belt systems. The beam facilitates installation of a 3-point seat belt system in the mid-rear seat, especially in hatchbacks and station wagons. Also provides passengers with improved side-impact protection.

4. SAFETY REAR SEAT STRUCTURE
A backrest in the form of a strong, specially-designed aluminum structure which prevents luggage from penetrating into the passenger compartment in a frontal crash.

5. SELF-INFLATING HEAD RESTRAINT (SIHR)
An anti-whiplash system specially developed for rear-seat occupants (See page
19). Launched 1999.

6. ISOFIX CHILD SEAT
Autoliv's new child seat, which was introduced this year in the new Volvo V70, is available in two versions; Group 0 for children up to one year and Group 1 for children between one and three years. Isofix is a new global standard for attaching child seats which should reduce the risk for fasting the seat incorrectly.

7. INTEGRATED CHILD SEAT
Makes it possible for children to use the car's regular seat belt (which is better than a separate belt). Since the seat is integrated into the backrest of the rear seat, it does not take away any space when not used.

8. INFLATABLE CURTAIN (IC)
Introduced in 1998 on Volvo, Mercedes, Toyota and Audi cars. With one Inflatable Curtain on each side of the vehicle, all vehicle occupants seated on the sides are afforded improved head protection in side collisions and rollover accidents. Manufactured using Autoliv's patented one-piece weaving technology.

9. ANTI-WHIPLASH SEAT (AWS)
Introduced in the world market in 1998 in the Volvo S80-car. Reduces significantly the risk for neck injuries in rear-end collisions.

10. BELT-IN-SEAT (BIS)
Allows the shoulder belt to better wrap around the occupant's body, thereby increasing the efficiency of the belt system. Also contributes to keeping the clearance between the head and the roof in rollovers.

11. SEAT FRAMES & SLIDING RAILS
Produced by Autoliv since 1996. Autoliv has developed a unique, stronger recliner for Belt-In-Seat Systems.

12. THORAX BAGS
Introduced in the world market by Autoliv and Volvo in 1994. Is as efficient in side impacts as a front airbag in frontal crashes.

13. SEAT BELT SYSTEMS
Produced by Autoliv since 1956. Autoliv today has the most comprehensive offering and in-house production of all key components and new seat belt features such as:

14. Automatic height adjusters
24. Load limiters
25. Pretensioners

15. PASSENGER AIRBAG
Reduces fatalities in frontal crashes by approximately 20%. Autoliv has a complete offering of various systems (full-size bags, face bags, smart bags, etc.) and a comprehensive offering of airbag inflators, cushions and other key components.

16. ITS (INFLATABLE TUBULAR STRUCTURE)
The world's first head airbag for side-impact protection. Introduced in 1997 in cooperation with BMW and the American company Simula.

17. KNEE AIRBAG
First introduced in the world market in 1995 by Autoliv. Protects knees (and hip) and reduces the risk of submarining. Unlike conventional knee bolsters and paddings, knee airbags don't take away any leg room.

18. INFLATABLE CARPET (INCA)
An airbag that cushions the impact of an intruding floor panel on an occupant's feet, ankles and lower legs.

19. DRIVER AIRBAG
Reduces driver fatalities in frontal crashes by 25% for belted drivers. Autoliv not only develops and assembles various airbag systems (full-size bags, face bags, gentle bags, smart bags, etc.), but also produces all key components.

20. STEERING WHEEL
Driver airbags are increasingly being integrated with the steering wheel.

21. ELECTRONIC CONTROL UNIT (ECU)
A micro processor which determines, by use of a built-in electronic crash sensor, if and exactly when the seat belt pretensioners and the airbags should be deployed.

22. CRASH-ZONE SENSORS
Electronic sensors which help the central ECU pick up the crash pulse at an early stage. Used particularly in side-impact protection systems where the time constraints are difficult to meet.

23. COLLISION WARNING SYSTEM
A system under development which should detect likely crashes, warn the driver and alert the safety systems of the vehicle. The system will also include an Adaptive Cruise Control which can maintain the vehicle at a constant distance or time to the vehicle ahead. A joint development project with CelsiusTech.

       15   (PICTURE)

RESEARCH AND DEVELOPMENT

Autoliv's research and development is based on the company's own tests and trials and on the expertise that Autoliv's specialists have gathered over many years. The R&D is also based on the general traffic accident data and insights in what various human bodyparts can stand under dynamic loading conditions. Cooperation with leading car manufacturers is instrumental, as well as cooperation with independent scientists. Autoliv's research is also conducted in consultation with the Autoliv Technical Advisory Board.
The Group's joint research is concentrated at Autoliv Research in Sweden, while the corporate development projects are assigned to Autoliv's major technical centers in France, Germany, Great Britain, Sweden and the United States. In addition, Autoliv has technical centers in Australia, Japan and Spain, and a sled test track in India.

CRASH TRACKS
With 19 crash tracks, including eight tracks for full-scale tests, in nine countries globally, Autoliv has more crash test resources than any other auto safety company. Proximity for the customers to these centers is an important means to ensure that Autoliv will be the customers' preferred development partner in auto safety.
The testing resources are widely used by vehicle manufacturers, other auto suppliers, safety organizations and authorities.
This means that Autoliv's crash test specialists have excellent opportunities for gathering expert knowledge from a greater variety of vehicles than many experts working with a specific manufacturer.
Some of Autoliv's crash test centers perform more than 100 full-scale tests annually with complete cars and over 1,000 sled tests. A vast number of mathematical crash simulations are performed on computers in tandem with the crash tests.

TOTAL SAFETY CONCEPT
The car occupant restraint industry has so far mainly focused on "in-crash systems" aimed at mitigating the consequences of an accident. However, as part of Autoliv's Total Safety System concept, the company has recently widened its scope of safety enhancing areas by starting to develop both "pre-crash systems" aimed at preventing collisions and "post-crash systems" aimed at increasing the chances of surviving after a traffic accident has occured.
Autoliv's Total Safety System concept means that the company's safety products shall be aimed at giving the best possible protection to any occupant in any type of collision without introducing any significant injury to any occupant in any position.

This means that components and sub-systems must be designed to interact with each other as one system. Seat belt pretensioners and frontal airbags, for instance, are tuned to each other via the same electronic control unit to give the best possible protective effect, and the deployment of the frontal airbags should preferably be different if an occupant is unbelted.
This is also the way car safety products are being increasingly demanded by customers: as macro-components.
It is important to fine-tune the current systems so that they provide protection for all kinds of occupants; for infants as well as for the growing population of elderly people; for petite women as well as for large males - all of whom can be sitting in many different positions, with or without a seat belt.
In real life, crashes are almost never just head-on collisions into a solid rock at one specific speed (as in most tests required by the authorities). Consequently, future safety systems should be able to do more than just determine if an accident is a frontal crash, a side impact, a rear-end collision or a rollover.
An ideal system should also be able to identify the object which the car hits in a crash; whether it be a small passenger car or a big truck, and it should be able to determine the closing speed of those vehicles.
The crash severity depends also on the type of crash; if it is an offset, oblique or head-on crash.
Autoliv's research and development is therefore aimed at improving the protection for real people in real crashes, and not just protecting test dummies in crash tests mandated by authorities.

The Autoliv Technical Advisory Board
Autoliv's reaserch is conducted in consultation with The Autoliv Technical Advisory Board whose external members are internationally recognized scientists in analyses of traffic safety, crash safety and biomechanics of impact.

Professor Murray Mackay (Chairman), University of Birmingham, U.K.

Professor Hermann Appel, Technical University of Berlin, Germany.

Professor Jeff Crandall, University of Virginia, Charlottesville, USA.

Professor Per Lovsund, Chalmers University  of Technology, Gothenburg, Sweden

RESEARCH AND DEVELOPMENT, SOME PROJECTS

PRE-CRASH SYSTEMS
FOR ACCIDENT PREVENTION
Autoliv is developing a Collision Warning System (right) in cooperation with the military high-tech company CelsiusTech. With the radar from Celsius, the system should also be able to detect imminent crashes, warn the driver and apply the brakes.

IN-CRASH SYSTEMS
FOR INJURY MITIGATION
A 4-stage protection system (left) is being developed in cooperation with Renault. The system should offer better protection in high-speed crashes without making the airbag more aggressive in the frequent, less serious crashes.
In the first stage (which means an impact speed up to approximately 15 km/h), only the seat belt is used. Between 15 and 25 km/h, the seat belt is tightened by one of the system's two pretensioners. At impact speeds between 25 and 50 km/h, the first part of the frontal airbags is inflated to 40 liters on the driver side and to 45 liters on the passenger side. At higher impact speeds, the seat belt is tightened more vigorously by using both pretensioners. Both stages of the airbags are also deployed by using both charges in a dual-stage airbag inflator that forces the tear-seams on the sides of the airbag to rip apart. The airbags then increase to a total volume of 60 and 100 liters, respectively.

Advanced Airbags (right) are new types of airbags that will be phased in in the U.S. With ultrasonic sensors (1) and seat position sensors (6), the Autoliv system can determine how close to the airbag a front seat occupant is. Weight sensors (2) can determine if there is a child or an adult in the front passenger seat or if the seat is unoccupied. Buckle switches (3) will detect if an occupant is belted or not.
With input from these sensors and by using Autoliv's new Smart TM Inflators (4), the system's electronic control unit (ECU) can adjust the inflation of the airbag to several parameters, such as the position, weight and size of the occupant. The system can also include one of Autoliv's new gentle bags, such as the Umbrella RDS Bag (5).

Autoliv's Self-Inflating Head Restraint, SIHR (right) is the world's first anti-whiplash system specially developed for rear-seat occupants. In rear-end collisions, air is pressed from a bladder in the backrest to a small bag in the headrest, which then will be moved forward by up to 2 inches (5 cm). This reduces, or eliminates completely, a dangerous gap between the occupant's head and the headrest. As in the AWS (the anti-whiplash system for front-seat occupants Autoliv introduced in 1998), SIHR does not need a sensor to be triggered, nor a gas generator for inflation. Instead, the occupant himself triggers the system and inflates the headrest bag by pushing into the foam of the seatback as a result of the inertia force in a rear-end collision.

In 1999, Autoliv secured an order in a new area: Rollover protection (below). This customer will use Autoliv's algorithms (mathe-matical models) for rollovers to trigger a pop-up safety bar under the right conditions. In rollovers, the triggering often has to take place even before any of the wheels lose ground contact.
The rollover protection system that Autoliv develops includes a Belt-In-Seat system (to maintain the clearance between the occupant's head and the roof), seat belt pretensioners (to further increase the clearance) and the Inflatable Curtain (to prevent the occupant's head from hitting the side of the vehicle or the ground). As many as 80% of those occupants who are - either partially or entirely - ejected, are killed.

POST-CRASH SYSTEMS
FOR INJURY SURVIVAL
(Below) new vehicles will often have a built-in car telephone and a GPS satellite navigationsystem. For these vehicles, Autoliv is developing a redesigned airbag micro processor which will automatically and immediately give an emergency call center the exact site of the crash.
In the future, this Automatic Mayday System (or Automatic Assistance Notification System - AANS) should also be able to give information about the crash severity and the number of occupants from data stored in the airbag control unit.

QUALITY

Autoliv's products face extremely high reliability requirements which ensure superior quality.
In order to reach such excellent quality levels, Autoliv has for several years operated an advanced quality management system. This "zero defect policy" system is based upon preventive principles which, in manufacturing for instance, means that no defective material, intermediate products or finished products should be allowed to proceed to the next stage of production. This is accomplished by installing check points at critical stages in the manufacturing process with monitoring equipment, such as weight sensors, pressure sensors and computer-guided cameras.
When a defect is detected, the root cause is identified, corrective actions taken and the results followed up.

DEVELOPMENT PROCESS
The pursuit of zero defects begins already at the development of a new product. Bad design causes bad quality. Such inherent defects are also very expensive to rectify once production has started.
To secure reliable designs, Autoliv follows a systematic plan The Autoliv Product Development System (APDS) for all projects. This system includes five tollgates which verify project status during the product development process. At the first tollgate (No. 0), the concept idea, the feasibility study and the cost targets are assessed. Before this approval, no development work is allowed to start.
At the next tollgate (No. 1), the concept is validated and prototypes of the product analyzed. Products can then be developed and in the following phase the development of the manufacturing process can be started. The two activities should be done at the same time and interact with each other.
At the next tollgate (No.2), the prototypes are further validated and the product design frozen. This makes it possible in the following phase to order tools, materials and assembly lines, and to manufacture qualification samples. The manufacturing process is then validated, qualified and in the next tollgate (No.3), assessed which also includes customer approval.
At the final tollgate (No.4), production is run at full speed to verify the stability of the manufacturing process. This is a requirement for full-scale production and commercial shipments.

CONTINUOUS IMPROVEMENT
Autoliv's quality improvement efforts do not stop here, however. It is an ever ongoing process, where Autoliv monitors a vast number of quality indicators and continuously tries to attain higher levels. These parameters, which have been identified during the APDS process, are critical for the proper functioning of the product. They are selected based on both customers' and legal requirements, and on Autoliv's own standards.
These quality indicators and other parameters are also used for "benchmarking" Autoliv plants with each other and with industry standards.
Autoliv has also developed a very advanced traceability system. This makes it possible to trace every product or component from Autoliv and to identify the date and the batch in which the product (and its sub-components) were produced, even after several years.

PRODUCT INFORMATION SYSTEM
To assist both APDS and regular engineering work, Autoliv has started an electronic database, Product Data Management (PDM), which will facilitate communication and co-operation mainly between Autoliv's eight technical centers but also with the engineers at the other Autoliv companies in the world.
PDM will make it easier for a global company such as Autoliv to develop new products in a coordinated way close to the customers. It also makes it easier to ensure that the product development follows the APDS scheme.
In the PDM system it is possible to globally access product information such as drawings, relationship between product parts and components, APDS status, test reports and the important documents on a specific Autoliv product or sub-component.

CERTIFICATIONS
All wholly-owned Autoliv subsidiaries with direct deliveries to car manufacturers are certified according to ISO 9000, an international quality management standard. Most of Autoliv's joint ventures are also ISO 9000-certified.
Virtually all Autoliv companies in North America and Europe are also certified according to QS-9000, an automotive quality standard. Virtually all of the remaining subsidiaries and joint ventures will be certified before the end of this year.
It is Autoliv's philosophy that quality improvement is a task for every employee in the Autoliv Group. In addition, almost 4% of the total number of Autoliv employees work full time with this task.

ENVIRONMENT

Since 1996, Autoliv has had an environmental plan which is based on Autoliv's environmental policy (see below). According to the plan, all Autoliv plants and units should become certified according to ISO 14001, an international standard for environmental management systems. So far, close to 50% of Autoliv's plants have been audited according to the standard, including all major plants in Europe and North America.

PRODUCT IMPROVEMENT
In Autoliv's case one of the most important ways to reduce the environmental impact is to reduce the weight of its products. The weight of our products increases the weight of the vehicle, thereby increasing the gasoline consumption during the vehicle's lifetime of 10 to 20 years. As a consequence, Autoliv has systematically improved its products by reducing weight while maintaining, and often improving, the product's performance.
One such example (See graph) is Autoliv's buckle pretensioner, in which weight has been reduced by more than 50% since the introduction in the 1980s. With more than 10 million buckle pretensioners produced every year by Autoliv, the total annual savings exceed 5,000 tons for this product from this improvement alone. Other Autoliv products show similar improvements.
In addition, the materials in Autoliv's products are chosen, as far as possible, to make it easy to recycle the products and to minimize the environmental impact from the manufacturing process, all the way back to the suppliers.
This is one of the requirements at the toll-gates in Autoliv's Product Development System (APDS) (See page 20) when a new product is being developed.

IMPROVEMENTS IN MANUFACTURING
The environmental impact from Autoliv's assembly plants is very limited since the assembly of pre-manufactured components does not use much energy or chemicals.
Nevertheless, each plant has an environmental plan for continuous improvement and continuously monitors such parameters as:
 Energy consumption (See graph )
 Chemical impact index (See graph )
 Water consumption
 Freight
 Use of packaging material
 Environmental training status of personnel

ENVIRONMENTAL POLICY
Autoliv companies shall adhere to the following rules and principles with respect to environmental considerations when fulfilling their main objective of developing, producing and selling products and systems for mitigation of injuries to automobile occupants and avoidance of traffic accidents. This means that Autoliv shall implement its business decisions in an environmentally responsible and caring manner relative to its employees, its customers, and the communities and countries where it operates.
 Laws and directives from the local authorities in each country shall be considered as minimum requirements.
 Autoliv's environmental activities shall be proactive and aimed at pollution prevention and continuous improvement.
 Products and manufacturing processes shall be energy efficient and their environmental impact shall be reduced without compromising the safe function of the product. One of Autoliv's competitive tools shall be to develop such products.
 Autoliv companies shall establish appropriate environmental policies and environmental management programs for their operations, and update them in response to new research and the latest findings.
 Autoliv companies shall ensure that their employees are appropriately trained and motivated to apply this policy in their daily work.
 Suppliers and sub-contractors shall be influenced to apply the principles of this environmental policy.
 Autoliv companies shall maintain a constructive dialogue with environmental authorities and other parties concerned.
 Regular reviews of the compliance with this policy shall be undertaken.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Data in this Management's Discussion and Analysis that relates to 1999 and 1998 refers to the new Autoliv Group which was formed on May 1, 1997, by a combination of Autoliv AB and Automotive Safety Products ("ASP") of Morton International, Inc. The fiscal year 1997 consists of a four-month period before the combination with only data related to Autoliv AB with its consolidated subsidiaries and an eight-month period with the new Autoliv Group, i.e. including ASP. The combination was treated as the acquisition of ASP by Autoliv AB for accounting purposes. For pro forma numbers for 1997 refer to the 1997 or 1998 Annual Reports. Selected Financial Data on page 39 of this Annual Report also contains pro forma information for 1997 and 1996.


Net sales by product group (Millions) Year ended in December 31

				 1999            1998            1997
Airbag products
(including steering wheels)     $2,715   71%    $2,417   69%    $1,800  66%
Seat belt products
(including seat components)      1,097   29%     1,072   31%       940  34%
Total                           $3,812  100%    $3,489  100%    $2,740 100%

YEAR ENDED DECEMBER 31, 1999 VERSUS YEAR ENDED DECEMBER 31, 1998

Net sales and Gross profit
As can be seen in the table below, Net sales for 1999 increased by 9%. In reported dollars, the increase was $323 million.
The financial statement effect in 1999 of acquisitions made during 1999 and 1998 was negligible, while the strengthening of the U.S. dollar, particularly against the Euro, reduced reported sales by approximately 3%. Despite overall growth of less than 4% in the worldwide production of light vehicles, Autoliv's sales in local currencies increased by approximately 12%. Overall, approximately 5 percentage points of the 12% increase in sales came as a result of gains in market share.
Sales of airbag products were the main beneficiary, in 1999, of a continuing rollout of new products, such as side-impact airbags and the Inflatable Curtain. As a result, growth in the sales of airbag products was much stronger than the increase in sales of seat belt products, although Autoliv's seat belts continued to gain a larger share of the global market.
Although moderating somewhat, the pressure on unit sales prices in the automotive components industry continues and reduction of costs remains a major strategic objective of the Company. Cost control has been achieved by the effect of product redesigns, product standardization, efficiencies from global purchasing activities, and continued improvements in manufacturing productivity. On a full year basis, these cost control efforts were not quite sufficient to offset the effect of price and product mix.
As a result, the gross margin percentage fell slightly in 1999 to 21.2% from
21.4 % in 1998. The gross margin did, however, increase to 21.7% in the fourth quarter of 1999. This was the best gross margin achieved since the first quarter of 1998.

Components of sales increase    Airbag          Seat belt       Total
				products        products
Underlying sales growth           14 %            6 %            12 %
Impact of acquisitions,
net of divestments                  -%             -%              -%
Effect of exchange rates          -2 %           -4 %            -3 %
Reported sales increase           12 %            2 %             9 %

Operating income
Operating income in 1999 was $369 million or 9.7% of sales. This compares with Operating income of $354 million in 1998, which was 10.2 % of sales.
The margin decrease was due to both the decline in gross margin and higher operating expenses. The increase in operating expenses was the result of a small increase in the level of both Selling, General and Administrative expenses, as well as higher R&D spending. SG&A was partly impacted by the cost of upgrading computer systems prior to year 2000. R&D expenditures rose as a result of the very strong order intake during the year, higher costs due to the development of advanced airbags and other strategic projects, as well as from the effect of consolidating for a full year the former joint venture Autoliv Electronics in France, which has no sales outside the Autoliv Group.
Autoliv expects the level of R&D spending to continue to increase somewhat, in order to continue development of new safety products and to meet customer requirements for the adaptation of existing products.

Interest expense, net
Interest expense, net was $43.5 million in 1999 compared to $48.0 million in 1998. Net debt at December 31, 1999 was $596 million down from $703 million at December 31, 1998. Strong cash generation more than off-set an increase in average borrowing rates.

Income taxes
The effective tax rate in 1999 was 40.0% versus 39.6% in 1998. The increase was primarily due to an unfavorable country mix, which was partially offset by a higher level of tax incentives and credits in the U.S.

Net income and Earnings per share
Net income was $199.9 million in 1999 compared to $188.3 million in 1998. Return on sales decreased to 5.2% in 1999 from 5.4% in 1998. Earnings per share were $1.95 during 1999 compared to $1.84 during 1998, a 6% increase.

YEAR ENDED DECEMBER 31, 1998 VERSUS YEAR ENDED DECEMBER 31, 1997

Net sales and Gross profit
As indicated in the table below, Net sales for 1998 increased by 27%. In reported dollars, the increase was $749 million.
More than two-thirds of the increase were attributable to the inclusion of ASP for the entire year in 1998 compared to only eight months in 1997. Other than ASP, acquisitions contributed approximately $75 million of sales in 1998, a 3% increase. The balance of the increase was primarily due to underlying growth in unit sales volumes, net of the effect of decreases in unit prices. Foreign currency translation had a small negative effect.
In line with the long-term trend in the increasingly global automotive components industry, unit sales prices are continually under pressure. In response to this constant price pressure, reduction of costs remains a major strategic objective of the Company. At the gross profit level, cost control is achieved by the introduction of more cost-efficient components and designs, efficiencies from global purchasing contracts, vertical integration through acquisition of suppliers and continual improvements in manufacturing productivity. During 1998, the gross margin was maintained at the 21.4% level achieved in 1997.

Operating income (loss)
Operating income was $354 million in 1998. This compares with an operating loss of $453 million in 1997. As a result of independent appraisals of the assets and liabilities of ASP, $732 million was allocated to in-process research & development as part of the purchase price allocation during 1997. As Autoliv's policy is to immediately expense research & development costs, this asset was written off following completion of the acquisition of ASP. Excluding this one-time write-off, operating income in 1997 was $279.3 million or 10.2% of sales. This operating margin was maintained in 1998, as both operating expenses as a percentage of sales and gross margin were unchanged from 1997.

					Airbag      Seat belt         Total
Components of sales increase in 1998    products     products
Underlying sales growth                  4%              13%             7%
Impact of acquisitions,
net of divestments                      31%               3%            21%
Effect of exchange rates                -1%              -2%            -1%
Reported sales increase                 34%              14%            27%

Interest expense, net
Interest expense, net was $48.0 million in 1998 compared to $33.8 million in 1997. Net debt at December 31, 1998, was $703 million compared to $646 million at December 31, 1997.
The higher net interest cost in 1998 was a result of carrying the debt assumed in the acquisition of ASP for a full year in 1998 and additional operational borrowing requirements. Lower average interest rates somewhat lessened the impact of the higher borrowing level.

Income taxes
The effective tax rate in 1998 was 39.6%. Excluding the effect of the write-off of acquired R&D, the effective tax rate in 1997 was 38.9%.
There were a number of offsetting factors which had an impact on the effective rate in 1998 compared to 1997, such as the effect of having goodwill amortization in ASP for a full year compared to only eight months in 1997. The effective rate was also increased by a higher overall non-U.S. effective rate due to an increase in the basis of taxation in Germany and an unfavorable country mix.
On the positive side, the amount of losses which could not receive tax benefit decreased considerably in 1998. There was also a benefit in 1998 from the utilization of a tax loss carryforward.

Net income (loss) and
Earnings (loss) per share
Net income in 1998 was $188.3 million. The R&D write-off in 1997 caused a net loss for the year of $579.6 million. Excluding the effect of the write-off of acquired R&D, net income was $152.7 million in 1997.
Return on sales decreased to 5.4% in 1998 from 5.6% in 1997 (excluding the R&D write-off). This decrease was due to the effect of net interest expense on the pre-tax margin and the higher effective tax rate in 1998 compared to 1997. Earnings per share in 1998 were $1.84. In 1997, Autoliv showed a loss per share of $6.70 due to the write-off of acquired R&D.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL POSITION

Operating and Investing activities
Net cash provided by operating activities was $436 million during 1999, $314 million during 1998, and $343 million in 1997. This cash generation was more than adequate to cover capital expenditures. These expenditures, gross, for property, plant and equipment were $261 million in 1999, $285 million in 1998, and $183 million in 1997. Budgeted capital expenditure for 2000 is $285 million. Capital expenditures as a percentage of sales were 6.8% in 1999, 8.2% in 1998, and 6.7% in 1997.
Most capital expenditure is allocated to additional manufacturing capacity, which supports both volume increases and the production of new products. The level of capital expenditure in 1999 returned to more normal levels after major expansion in 1998.
During 1999, new plants were completed in Argentina, Canada, Poland, Turkey and Tunisia. Construction of a new plant was started in Romania. Also in 1999, construction of a new technical center was completed in Japan. During 1998, new plants were completed in the U.S. and Brazil.
During 1997, capital expenditures for increased manufacturing capacity included a new plant in the United Kingdom for production of textile airbags, a new seat belt plant in Mexico and an extension of the plant in Barcelona, Spain. In Sweden, the construction of the Autoliv Safety Center, one of the most advanced of its kind in the world, was completed in 1997. At Elmshorn, in northern Germany, a crash test facility was completed in 1997, as a complement to Autoliv's Tech Center in the south of Germany.
Autoliv has continued its expansion through acquisition. Cash (net of cash acquired) paid for acquisitions was $44 million in 1999, $30 million in 1998 and $45 million in 1997. Goodwill of $21 million in 1999, $38 million in 1998, and $38 million in 1997 associated with these acquisitions is being amortized over 10 to 20 years.
During 1999, Autoliv increased its ownership interest in six companies including the joint venture investments in Indonesia and Japan that became consolidated subsidiaries. Isodelta, a European steering wheel company, and Autoliv Turkey, became wholly owned. In addition, Autoliv purchased a 49.5% interest (with an option to increase to 51% which was exercised in February 2000) in the Estonian company Norma AS, the dominant seat belt supplier to the Russian vehicle industry. Autoliv also sold a small non-core company during 1999.
During 1998, Autoliv increased its owner-ship interest in several of its joint venture investments, in most cases converting the joint ventures, such as Autoliv-Nokia and Sagem-Autoliv, into wholly-owned subsidiaries.
During 1997, the Company acquired Marling Industries plc, a U.K. supplier of seat belt webbing. Autoliv also increased its 50% shareholding in Autoliv Slowik Argentina to 100%.
The Company's acquisition of ASP in 1997 was for shares of Autoliv, Inc. and thus did not use cash. The transaction, however, generated goodwill of $1,361 million, which is being amortized over a period of 40 years, and additionally other intangible assets of $270 million, which are being amortized over 7 to 25 years.

Financing activities
Cash generated after operating and investing activities was $181 million in 1999. Net cash and cash equivalents increased by about $9 million in local currencies but were basically unchanged in U.S. dollars, the effect of exchange rates reducing cash by about $8 million. Cash used by financing activities of $172 million, consisted principally of debt reduction and payment of dividends. As a result of Autoliv's strong cash generation, net debt decreased by $107 million during 1999 to $596 million. Consequently, the net debt to equity ratio was reduced to 31% compared to 38% at December 31, 1998.
On December 31, 1999, virtually all of Autoliv's long-term debt consisted of U.S. commercial paper borrowings. Commercial paper borrowings of $438 million were outstanding at a weighted average interest rate of 6.6%. In addition, short -term borrowings, principally in Euros, of $206 million were outstanding at December 31, 1999. These short-term borrowings carried a weighted average interest rate of 3.6%. Commercial paper outstanding at December 31, 1999, was classified as long-term since Autoliv intends to refinance these borrowings on a long-term basis either through continued commercial paper borrowings or utilization of the available credit facilities. During 1998, the Company entered into interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate debt. These agreements are described in the Notes to Consolidated Financial Statements.
Autoliv pays regular quarterly dividends. The current dividend is $0.11 per share each quarter. Total cash dividends of $45.0 million were paid in both 1999 and 1998. At both December 31, 1999, and 1998, there were 102.3 million shares outstanding.

For the foreseeable future, cash flow from operations, together with available financial resources, are expected to be adequate to fund Autoliv's anticipated working capital requirements, capital expenditures, acquisition program, and dividend payments.

YEAR 2000 ISSUE
Autoliv did not experience any disturbances related to the Y2K issue. Neither the actual turn of the century nor the cost of the Company's Y2K compliance program resulted in any material effect on Autoliv's results of operations or financial position.

NEW ACCOUNTING PRONOUNCEMENT
In June, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("Statement 133"). This statement establishes new standards for the recognition and measurement of derivatives and hedging activities. Statement 133 is effective for financial statements of all fiscal quarters for all fiscal years beginning after June 15, 2000, and therefore Autoliv will adopt the new requirements in 2001. Autoliv has not completed its review of Statement 133, but does not anticipate that the adoption of this statement will have a significant effect on the Company's reported financial position or results of operations.
In September 1999, the Emerging Issues Task Force ("EITF") of the FASB reached a consensus on Issue No. 99-5 "Accounting for Pre-Production Costs Related to Long -Term Supply Agreements". The consensus adresses the accounting for pre-production costs relating to design and development of production parts and tooling. Autoliv does not believe that the implementation of EITF Issue No. 99-5 on a prospective basis of January 1, 2000 will have a significant impact on the Company's reported financial position or results of operations.

IMPACT OF INFLATION
Inflation generally has not had a significant impact upon the Company's financial position or results of operations. Inflation is currently expected to remain low in all of the major countries in which the Company operates.

MARKET RISK
A major portion of the Company's operations consists of manufacturing and sales activities in foreign jurisdictions. The Company manufactures its products in several countries and sells the products in mostly these countries, but also in other markets. As a result, the Company's financial results are affected by factors such as changes in foreign currency exchange rates or weak economic conditions in any markets in which the Company distributes its products.
The Company's income statement is exposed to the impact of translating the non-U.S. dollar based operations into U.S. dollars. The income statements of the non-U.S. operations is translated into U.S. dollars using the average rate of exchange for the year. During 1999, this currency translation had a negative impact on sales of approximately three percentage points. Outside the U.S., the Company's most significant currency is the Euro. The Company has estimated that a 1% change in the value of the U.S. dollar versus the Euro has approximately a 20 million dollar annual impact on reported U.S. dollar sales. The Company does not engage in hedging activities to cover the translation exposure.
The Company is engaged in cross-border transactions, both external and internal. The currency exposure related to such sales or purchase transactions, which results in receivables or liabilities denominated in non-U.S. currency on an annual net basis amounts to approximately $250 million. To reduce such transaction exposure the Company uses foreign exchange contracts for periods of up to twelve months.
The Company's interest income and expense are impacted by changes in the general level of Euro and U.S. dollar interest rates. In this regard, changes in Euro interest rates affect the interest earned on the Company's cash equivalents, and changes in the U.S. dollar and Euro interest rates affect the interest paid on its debt. To mitigate the impact of fluctuations in U.S. dollar interest rates, the Company currently maintains approximately 20% of its debt as fixed rate in nature by borrowing on a long-term basis or entering into interest rate swap transactions.

PERSONNEL
The number of employees increased by 1,900 during 1999 to 22,600 at year end. The increase is mainly due to new production plants, higher production volumes and transfer of jobs to low-labor cost countries.
Compensation paid to Directors and Senior Management is reported, as for all public U.S. companies, in the Company's proxy statement which is distributed to the Company's shareholders.

SAFE HARBOR STATEMENT UNDER THE
PRIVATE SECURITIES LITIGATION REFORM
ACT OF 1995:
Except for the historical information contained herein, the matters discussed in this annual report are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting Autoliv's operations, markets, products, services and prices, and other factors discussed in Autoliv's filings with the Securities and Exchange Commission.


Selected data in Swedish Kronor   1999           1998            Change
Net sales (million)             31,603          27,736          +13.9%
Income before taxes (million)    2,733           2,484          +10.0%
Net income (million)             1,657           1,497          +10.7%
Earnings per share               16.18           14.63          +10.6%

(Average exchange rates: $1 = SEK 8.29 for 1999 and $1 = SEK 7.95 for 1998)



CONSOLIDATED STATEMENT OF INCOME

Years ended December 31
(Dollars and shares in millions, except per share data)
				    1999            1998          1997 1)
Net sales                       $3,812.2        $3,488.7        $2,739.6
Cost of sales                   (3,005.4)       (2,741.2)       (2,152.6)
Gross profit                       806.8           747.5           587.0

Selling, general and
administrative expenses           (176.8)         (158.5)         (131.9)
Research and development
expenses                          (197.3)         (176.2)         (136.6)
Write-off of acquired R&D            -               -            (732.3)
Amortization of intangibles,
primarily goodwill                 (64.1)          (61.5)          (43.1)
Other income, net                    -               2.8             3.9
Operating income (loss)            368.6           354.1          (453.0)

Equity in earnings of
affiliates                           4.6             6.4             9.5
Interest income                     11.3             8.0             5.6
Interest expense                   (54.8)          (56.0)          (39.4)
Income (loss) before income
taxes                              329.7           312.5          (477.3)

Income taxes    Note 4            (132.0)         (123.9)          (99.1)
Minority interests in
subsidiaries                         2.2            (0.3)           (3.2)
Net income (loss)                 $199.9          $188.3         $(579.6)

Earnings (loss) per common share
- and earnings (loss)per common
share assuming dilution            $1.95           $1.84          $(6.70)

Number of shares used in
computing per share amount         102.4           102.3            86.5
Number of shares outstanding       102.3           102.3           102.2

See Notes to Consolidated Financial Statements
1) Autoliv AB and subsidiaries for period on and prior to April 30, 1997; Autoliv, Inc., for May 1 to December 31, 1997.
For pro forma statement refer to the 1997 annual report.



CONSOLIDATED BALANCE SHEET

Years ended December 31
(Dollars in millions)                           1999            1998
ASSETS
Cash and cash equivalents                      $119.2          $118.5
Receivables, net of allowances of $8.9
and $9.5 million, respectively                  709.6           664.2
Inventories                     Note 5          274.0           264.9
Refundable and deferred income
tax benefit                     Note 4           35.8            43.1
Prepaid expenses                                 42.9            41.1
Total current assets                          1,181.5         1,131.8

Property, plant and equipment,
net                             Note 7          834.6           868.6
Investments and other
receivables                     Note 6           34.7            18.6
Intangible assets, net
(primarily goodwill)            Note 8        1,595.7         1,649.1
TOTAL ASSETS                                 $3,646.5        $3,668.1

LIABILITIES
Short-term debt                                $244.5          $192.6
Accounts payable                                453.4           457.1
Accrued expenses                                291.5           312.4
Other current liabilities                        92.5            76.1
Income taxes                    Note 4           22.7            24.5
Total current liabilities                     1,104.6         1,062.7

Long-term debt                  Note 10         470.4           628.6
Other non-current liabilities                   131.5           116.2
Minority interests in subsidiaries                9.0            14.6
Total non-current liabilities and
minority interests                              610.9           759.4

SHAREHOLDERS' EQUITY
Common stock (shares outstanding 102.3
million and 102.3 million)                      102.3           102.3
Additional paid-in capital                    1,941.5         1,940.0
Retained earnings (accumulated deficit) and
accumulated other comprehensive income (loss)  (112.8)         (196.3)
Total shareholders' equity      Note 11       1,931.0         1,846.0

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $3,646.5        $3,668.1

See Notes to Consolidated Financial Statements



CONSOLIDATED STATEMENT OF CASH FLOWS
Years ended December 31
(Dollars in millions)                    1999            1998            1997 1)
Operating activities
Net income (loss)                       $199.9          $188.3          $(579.6)
Adjustments to reconcile net income
(loss) to net cash provided by
operating activities:
Write-off of acquired R&D                 -               -               732.3
Depreciation and amortization            253.4           228.0            162.6
Deferred income taxes                     46.5            38.3              1.4
Undistributed earnings from
affiliated companies                       4.6             3.3             (7.8)

Changes in operating assets and
liabilities
Receivables and other assets             (63.4)         (108.5)            47.0
Inventories                              (16.1)          (52.4)           (16.1)
Accounts payable and accrued expenses     12.1            26.1             22.2
Income taxes                              (0.9)           (8.8)           (18.6)
Net cash provided by operating
activities                               436.1           314.3            343.4

Investing activities
Expenditures for property, plant
and equipment                           (260.9)         (284.8)          (182.8)
Acquisition of businesses and
investments in affiliated companies,
net of cash acquired                     (43.7)          (29.5)           (44.8)
Other                                     49.2             5.6              4.2
Net cash used for investing activities  (255.4)         (308.7)          (223.4)

Net cash before financing                180.7             5.6            120.0

Financing activities
Increase/(decrease) in short-term debt    42.7             3.1            108.6
Increase/(decrease) in long-term debt   (155.8)           15.6           (163.0)
Increase/(decrease) in minority interest  (5.5)            0.2            (10.9)
Dividends paid                           (45.0)          (45.0)           (42.9)
Compulsory acquisition of Autoliv AB
shares and options exercised               1.5             1.6            (20.8)
Other, net                                (9.9)          (20.1)             1.5
Net cash (used for) provided by
financing activities                    (172.0)          (44.6)          (127.5)

Effect of exchange rate changes on cash   (8.0)            5.5            (17.4)
Increase/(decrease) in cash and
cash equivalents                           0.7           (33.5)           (24.9)

Cash in Morton ASP May 1, 1997                              -              45.2
Cash and cash equivalents at
beginning of year                        118.5           152.0            131.7
Cash and cash equivalents at
end of year                             $119.2          $118.5           $152.0

See Notes to Consolidated Financial Statements
1) Autoliv AB and subsidiaries for period on and prior to April 30, 1997; Autoliv Inc. for May 1 to December 31, 1997.
For pro forma statement refer to the 1997 annual report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per share data)

Note 1. Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include Autoliv, Inc. and all companies in which Autoliv, Inc., directly or indirectly, owns more than 50% of the voting rights (the "Company") and have been prepared in accordance with U.S. GAAP.
All intercompany accounts and transactions within the Company have been eliminated from the consolidated financial statements.
Investments in affiliated companies in which the Company owns between 20 and 50 percent of the votes at the end of each year are reported according to the equity method of accounting.

Use of Estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Policies
Translation of non-U.S. Subsidiaries
The balance sheets of non-U.S. subsidiaries are translated using year-end rates of exchange. Income statements are translated at the average rate of exchange for the year. Translation differences are reflected as other comprehensive income in a separate component of shareholders' equity.

Revenue Recognition
Sales of products are recorded as of the actual date of shipment. Sales include the sales value exclusive of added tax.

Research and Development
Research and development expenses are charged to income as incurred.

Depreciation of Property, Plant and Equipment
The Company provides for depreciation of property, plant and equipment, all of which are recorded at cost, by annual charges to income, computed under the straight-line method over their estimated useful lives, ranging from 3 to 40 years.

Amortization of Intangible Assets
Goodwill is amortized on a straight-line basis over periods ranging from 10 to 40 years. Other intangible assets, principally related to technology, are amortized over 8 to 25 years.

Income Taxes
Current tax liabilities and assets are recognized for the estimated taxes payable or refundable on the tax returns for the current year. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences and carry-forwards that result from events that have been recognized in either the financial statements or the tax returns, but not both. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws. Deferred tax assets are reduced, if necessary, by the amount of any tax benefits that is not expected to be realized.

Impairment of Long Lived and Identifiable Intangible Assets
The Company evaluates the carrying value of long lived assets and identifiable intangible assets for potential impairment on an ongoing basis. The Company evaluates the carrying value of long-lived assets and identifiable intangible assets for potential impairment on an ongo-ing basis in accordance with the provisions of Statements of Financial Accounting Standards No 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

Earnings per Share
In 1997, the Financial Accounting Standards Board issued Statement 128, "Earnings per Share". Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. There was no difference between basic and diluted earnings per share in 1999, 1998 and 1997.

Cash Equivalents
The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

Financial Instruments
The Company utilizes interest rate agreements and foreign exchange contracts to manage interest rate and foreign currency exposures. The principal objective of such contracts is to minimize the risks and/or costs associated with financial and global operating activities. The Company does not utilize financial instruments for trading or other speculative purposes.
The Company periodically enters into forward exchange contracts with terms of twelve months or less to hedge anticipated or committed transactions denominated in foreign currencies and certain receivables and payables.
The purpose of the Company's foreign currency hedging activities is to protect the company from the risk that the eventual functional currency net cash inflows resulting from the sale of products to foreign customers and purchases from foreign suppliers may be adversely affected by changes in exchange rates. As of December 31, 1999, the Company had no material forward contracts. Gains and losses were not significant in 1999, 1998 or 1997.
For interest rate instruments, See Note 10.

Receivables and Liabilities in non-U.S. Currency
Receivables and liabilities denominated in non-U.S. currency are converted at year-end rates of exchange. Transaction gains (losses) reflected in current income amounted to $(7.9) million in 1999, $2.3 million in 1998 and $(3.8) million in 1997.

Inventories
Inventories are valued at the lower of cost or market. Cost is computed according to the first-in, first-out method (FIFO).

Note 2. Significant Business Acquisitions

Acquisition of Morton ASP
On May 1, 1997, Autoliv, Inc. consummated the transactions described in the Prospectus relating to the following transactions: (i) the exchange by Autoliv, Inc. (the "Exchange Offer") of one share of Autoliv, Inc. for each share of Autoliv AB, a Swedish corporation ("Autoliv AB"), which was tendered in the Exchange Offer and (ii) the merger (the "Merger," and, together with the Exchange Offer, the "Combination") of Morton International, Inc. ("Morton") into a wholly-owned subsidiary of Autoliv, Inc. in which Morton (renamed Autoliv ASP, Inc.) was the surviving corporation and the shareholders of Morton received one share of Autoliv Inc. for approximately every three shares they owned of Morton. On April 30, 1997, Morton transferred all of its assets and liabilities other than those relating exclusively to the Automotive Safety Products Business of Morton ("ASP") to a newly formed subsidiary of Morton, New Morton International, Inc. (the "Spin-off"). Prior to May 1, Autoliv, Inc. had no operations.

Following the transactions described above, Autoliv, Inc. began conducting operations May 1, 1997, through its two wholly owned sub-sidiaries - Autoliv AB and Autoliv ASP Inc.
As of November 30, 1997, 54,391,516 shares of Autoliv AB, representing approximately 98.9% of the outstanding shares of Autoliv AB had been exchanged for the same number of shares of Autoliv, Inc. A compulsory acquisition procedure pursuant to Swedish law was started in July. At December 31, 1997, Autoliv, Inc. had control of the remaining 608,484 shares in Autoliv AB and in 1998 compensated the previous shareholders in cash for these shares. Pursuant to the Merger, Morton shareholders received 47,753,108 shares of Autoliv, Inc. As of December 31, 1998, there were 102.3 million shares issued and outstanding
The Combination has been accounted for as a purchase for financial accounting purposes in accordance with U.S. generally accepted accounting principles, with Autoliv treated as the acquirer of ASP. The purchase price for ASP was allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition as follows:


Purchase Price:
Debt assumed less cash                  $704.8
Other long-term liabilities assumed       87.2
Stock issued 1)                        1,931.3
Merger cost                               32.9
				       2,756.2

Fair market value of assets and liabilities acquired:
Net working capital                       25.0
Property, plant and equipment            361.0
Investments and other non-
current assets                             2.2
Deferred taxes - non-current               4.7
Intangible assets                        270.0
In-process research and development 2)   732.3
Purchase price over fair value of
net assets acquired (goodwill)        $1,361.0

1)Based on SEK267.5, the average share price of Autoliv AB on the Stockholm Stock Exchange during the period of two days prior and two days post announcement of the combination on September 30, 1996 (or $40.41/share based on an exchange rate of $1 = SEK 6.62). The issuance of 47.8 million new shares results in a purchase price for ASP of $1,931.3 million.
2)The In-process research and development was charged to operating expense immediately after the completion of the acquisition.

The excess of the purchase price over the fair value of net assets acquired has been recorded as goodwill. Independent appraisals have been used in establishing the fair market values.
The In-process research and development was charged to income in May 1997, as a non-tax deductible item. The goodwill amortization is also non-tax deductible. The estimated life and yearly amortization using the straight-line method are:

						Yearly
Intangible Assets               Years           amortization
Assembled work force             8.0            $1.7
Specific patent technology       7.5             9.1
Common technology               25.0             7.5
Goodwill                        40.0            34.0
Total                                          $52.3

Other Acquisitions
On April 1, 1999, Autoliv increased its investment in a Japanese joint venture from 50% to 60%. On September 30, 1999, a joint venture interest in Indonesia was increased from 50% to 100%. These two companies, which have annual sales of approximately $11 million, are now consolidated. On January 31, 1999, Autoliv exercised its option to increase the Company's holding from 51% to 66% in the French airbag inflator company Livbag with its initiator manufacturing subsidiary, N.C.S. SA. At the same time, Autoliv obtained the right to acquire, and the minority owner the right to sell, the remaining Livbag shares in two steps by the years 2001 and 2003. On June 30, 1999, Autoliv purchased the remaining 23.25% interest it did not already own in IsoDelta, a European steering wheel company. On September 30, the Company increased its ownership interest in Autoliv Turkey from 90% to 100%. On February 28, 1999, Autoliv also increased its interest in a Philippine company from 60% to 75%. In addition, on October 19, 1999, Autoliv purchased a 49.5% interest in the Estonian company Norma AS, the dominant seat belt supplier to the Russian vehicle industry, and received an option to increase its Norma holding to 51%, which we exercised at the beginning of this year. Autoliv also sold a small textile company during 1999.
Effective January 1, and October 1, 1998, the Company acquired the remaining 50% of the shares in Autoliv-Nokia and the remaining 50% in Sagem-Autoliv, two joint ventures for electronics. Autoliv's 49% interest in Autoflug South Africa was increased to 100% as of July 1, while the interest in Autoliv Cankor in Turkey was increased from 50% to 90% as of April 1. In addition, the assets of STC, Japan, were acquired. Annual external sales of these companies, including Autoliv Thailand and Autoliv Philippines in which Autoliv's holdings now exceed 50%, are approximately $65 million.
Effective October 1, 1997, the Company purchased Marling Industries plc. In its last full fiscal year prior to the acquisition, ending March 31, 1997, Marling Industries plc had sales of approximately $100 million. In May 1997, the Company increased its 50% share-holding in Autoliv Slowik Argentina to 100%. Autoliv Argentina has yearly sales of less than $20 million.
The acquisitions have been accounted for using the purchase method of accounting, and accordingly the results of operations of the entities have been consolidated since the respective dates of acquisition. Investments in which the Company previously owned between 20-50% prior to these acquisitions were accounted for using the equity method. The total purchase price of these acquisitions amounted to $53 million in 1999, $42 million in 1998 and $49 million in 1997. Goodwill of $21 million, $38 million and 38 million, respectively, associated with these acquisitions is being amortized over 10 to 20 years.

Note 3. Fair Values of Financial Instruments

The following methods were used by the Company to estimate its fair value disclosures for financial instruments.

Current Assets and Liabilities
The carrying amount reported in the balance sheet for current assets and liabilities approximates their fair value because of the short maturity of these items.

Long-Term Debt and Other Non-Current Liabilities
The carrying amount reported in the balance sheet for long-term debt and other non-current liabilities approximates their fair value because these instruments bear rates consistent with current market interestrates. The interest rate swaps specified in Note 10, however, had a net present value of $1.6 million at December 31, 1999.

Note 4. Income Taxes


Income statement
				  1999            1998            1997
Income (loss) before income taxes
United States                    $149.1          $124.6         $(655.4)
Non-U.S.                          180.6           187.9           178.1
Total                            $329.7          $312.5         $(477.3)

Provision for income taxes

Current
U.S. federal                      $14.1           $12.7           $26.1
Non-U.S.                           64.5            64.9            66.8
U.S. state and local                6.9             8.0             4.8
Deferred
U.S. federal                       28.9            26.7             4.7
Non-U.S.                           11.1            7.1             (5.4)
U.S. state and local                6.5             4.5             2.1
Total income taxes               $132.0          $123.9           $99.1

Effective income tax rate
%                                  1999            1998            1997

U.S. federal income tax rate       35.0            35.0            35.0
Goodwill amortization               4.7             4.8             3.8
Net operating loss
carryforwards                      (2.2)           (2.5)              -
Non-utilized operating losses       3.2             0.9             4.1
Foreign tax rate variances          1.9             0.8            (2.1)
State taxes, net of federal
benefit                             2.6             2.6             1.8
Earnings of equity investments     (0.5)           (0.7)           (1.3)
Export sales incentives            (2.0)           (1.2)           (1.1)
Tax credits                        (0.8)           (0.3)           (0.4)
Other net                          (1.9)            0.2            (0.9)
Effective income tax rate          40.0            39.6            38.9 1)

1)The effective income tax rate in 1997 is computed as the ratio of reported income taxes to the income before income taxes which would result if the non-deductible $732.3 million write-off of R&D were added back to the reported loss before income taxes.

Balance sheet
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. On December 31, 1999, the Company had net operating loss carry-forwards of approximately $65 million. Approximately $39 million of these loss carry-forwards have no expiration date. The balance expire on various dates through 2010. Valuation allowances have been established which partially offset the related deferred assets due to the uncertainty of realizing the benefit of certain of the loss carry-forwards.

Deferred taxes
December 31                      1999            1998
Assets
Loss contracts                  $14.9           $33.3
Accruals and reserves            50.2            53.6
Costs capitalized for tax         2.8            11.0
Pensions                         14.4            11.6
Future tax benefits,
principally NOL's                29.3            30.6
Other temporary differences       3.1             2.3
				114.7           142.4
Valuation allowance             (18.6)          (22.6)
Total                            96.1           119.8

Liabilities
Acquired intangibles            (87.5)          (94.7)
Property, plant and equipment   ( 8.5)            1.5
Statutory tax allowances        (12.1)          (12.4)
Other temporary differences     (52.9)          (29.2)
Total                          (161.0)         (134.8)
Net deferred tax asset
(liability)                    $(64.9)         $(15.0)

Deferred income taxes have not been provided on approximately $450 million of undistributed earnings of foreign subsidiary companies, which are considered to be permanently reinvested. These earnings, for the most part, would not be subject to withholding taxes, either upon distribution to intermediate holding companies or upon distribution to the U.S. In addition, U.S. income taxes on foreign earnings which might be remitted would be substantially offset by foreign tax credits.


Note 5. Inventories

December 31                     1999            1998
Raw material                   $154.3          $157.0
Finished products                80.1            69.8
Work in progress                 39.6            38.1
Total                          $274.0          $264.9

Note 6. Investments and other receivables

The Company has invested in about ten affiliated companies where the ownership is 20-50%. These are accounted for under the equity method. Total investment was $28 million, $17 million, and $33 million, at December 31, 1999, 1998 and 1997, respectively.


Note 7. Property, Plant and Equipment

December 31                      1999            1998

Land and land improvements      $49.9           $41.9
Machinery and equipment       1,160.3         1,163.9
Buildings                       348.1           352.7
Construction in progress         86.1           115.9
			      1,644.4         1,674.4
Less accumulated depreciation  (809.8)         (805.8)
Net                            $834.6          $868.6

Depreciation included in        1999            1998            1997
Cost of goods sold             $162.4          $138.6          $98.9
Selling, general and
administrative expense            9.6             9.9            9.0
Research and development
expense                          17.3            18.0           11.3
Total                          $189.3          $166.5         $119.2


Note 8. Intangible Assets
December 31                        1999            1998

Goodwill                       $1,489.6        $1,479.4
Other intangible assets
from acquisitions                 310.7           312.7
				1,800.3         1,792.1
Less accumulated amortization    (204.6)         (143.0)
Net                            $1,595.7        $1,649.1


Note 9. Debt and Credit Agreements

The Company has credit facilities with a number of banks that typically manage the group's cash pools. In addition, the Company's subsidiaries have credit agreements principally in the form of over-draft facilities with a number of local banks. Total available facilities as of December 31, 1999, amounted to $540 million, of which $206 million was utilized. The weighted average interest rate on short-term borrowings outstanding at December 31, 1999, and 1998 was 3.6% and 5.0% respectively. The decrease is mainly related to a shift from USD borrowing to EUR borrowing which better matches the Company's income streams. The aggregate amount of unused lines of credit on December 31, 1999 was $334 million.

Average net debt and interest expense, net
				1999             1998            1997
Average interest bearing debt   $782.0          $869.0          $809 1)
Average net debt                 674.0           682.0           660 1)
Interest expense, net            $43.5           $48.0         $48.8 2)
Interest expense net/average
net debt                          6.5%            7.0%           7.4%

1)Average debt for the last three quarters of 1997.
2) Pro forma for calculation purpose.


Note 10. Long-Term Debt
December 31             1999            1998
Long-term debt        $470.4          $628.6

In 1999, virtually all of the Company's long-term debts consisted of U.S commercial paper borrowings. On December 31, 1999, commercial paper borrowings of $438.0 million were outstanding at a weighted average rate of 6.6%. Other long-term debts of $32.4 million on December 31, 1999, and $29.9 million on December 31, 1998, consisted of unsecured medium term bank borrowings primarily in Europe due to various yearly installments through 2014. The loans essentially carry floating interest based on various indices and ranged from 3.7% to 15.5% at December 31, 1999.
On December 31, 1998, the principal part of the Company's long-term debts consisted of U.S. commercial paper borrowings of $348.7 at a weighted average rate of 5.7% and $250.0 of borrowings at a weighted average of 5.3% under a revolving credit agreement.
The Company's principal U.S. subsidiary (the "U.S. subsidiary") has an $850.0 million revolving credit facility with a group of banks expiring in April, 2002. This facility supports the Company's commercial paper borrowings and is available for other corporate purposes. The amount available for borrowings is reduced by the outstanding commercial paper. Borrowings are unsecured and bear interest, at the U.S. Subsidiary's option, at various rates based on the base rate or adjusted EuroDollar rate.
The U.S. Subsidiary pays a facility fee based on the unused aggregate loan exposure of all lenders. Borrowings are prepayable at any time and are due at expiration. The facility is subject to financial covenants requiring the U.S. Subsidiary to maintain certain levels of cash flow and an interest coverage ratio, as well as a limitation on in-debtedness and dividends.
The U.S. Subsidiary was in compliance with these covenants on December 31, 1999. These covenants do not impair the ability of Autoliv, Inc. to make regular quarterly dividend payments or to meet other expected cash commitments. Commercial paper borrowings outstanding on December 1999 are classified as long-term, because the Company intends to refinance these borrowings on a long-term basis either through continued commercial paper borrowings or utilization of the available credit facilities.
The U.S. Subsidiary has entered into interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate debt. The swap agreements are contracts to exchange floating rate for fixed interest payments periodically over the life of the agreements without the exchange of the underlying notional amounts. The notional amounts of interest rate agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The differential paid or received on interest rate agreements is recognized as an adjustment to interest expense.
As of December 31, 1999, the U.S. Subsidiary had entered into interest rate swap agreements with certain lenders providing bank financing. The agreement effectively fixed the interest rate on floating rate debt at a rate of 5.9% for a notional principal amount of $60.0 million through December 2002, and 5.9% for a notional principal amount of $75.0 million through June 2003.


Interest Rate Sensitivity
								Fair value on
Principal (notional) amount by expected maturity                December 31
Average interest rate       2000  2001  2002  2003  2004  Thereafter  Total  1999
Overdraft/Other
short-term debt            206.2                                     206.2  206.2
Average interest rate %      3.6

Commercial paper 1)        438.0                                     438.0  438.0
Average interest rate %      6.6

Long-term debt,
including current portion 2)
Primarily variable rate     47.1  5.5   5.1   3.8   3.4        5.8    70.7   70.7
Average interest rate % 3)
Total debt                                                           714.9

Interest rate swap
Pay fixed/receive
variable                                     60.0  75.0              135.0    1.6
Pay rate %                                    5.9   5.9
Receive rate %                                5.1   5.1

1)Classified as long-term since refinancing on a long-term basis is intended.
2)Primarily denominated in Euro currencies.
3)Principally based on Libor plus 0.25%.



Note 11. Shareholders' Equity
						   Other
			Number                     Compre-              Total
			of shares                  hensive              share-
			(in       Share   Paid in  income    Retained   holders'
			millions) capital capital  (loss)    earnings   equity
Balance -
December 31, 1996        55.0     $70.8     $60.0    $43.5     $284.2     $458.5

Dividend April, 1997                                            (20.4)     (20.4)
Net income Jan 1 -
April 30, 1997                                                   38.5       38.5
Difference par value
in Autoliv AB exchange            (15.8)     15.8
New issue and conversion
of Morton shares         47.7      47.7   1,883.6                        1,931.3
Compulsory acquisition
Autoliv AB shares        (0.6)     (0.6)    (21.3)                         (21.9)
Translation differences                      (0.6)   (45.7)                (46.3)
Balance -
Creation May 1          102.1)    $102.1 $1,937.5    $(2.2)    $302.3   $2,339.7

Stock options exercised   0.1        0.1      1.0                            1.1
Dividend May 1 -Dec 31                                          (22.4)     (22.4)
Translation differences                                3.8                   3.8
Net income (loss)
May 1 - Dec 31, 1997                                           (618.2)    (618.2)
Balance -
December 31, 1997       102.2)    $102.2 $1,938.5     $1.6    $(338.3)  $1.704.0

Stock options exercised 0.1       0.1         1.5                            1.6
Dividend 1998                                                   (45.0)     (45.0)
Translation differences                               (2.9)                 (2.9)
Net income 1998                                                 188.3      188.3
Balance -
December 31, 1998       102.3     $102.3 $1,940.0    $(1.3)   $(195.0)  $1.846.0

Stock options exercised                       1.5                            1.5
Dividend 1999                                                   (45.0)     (45.0)
Translation differences                              (71.4)                (71.4)
Net income 1999                                                 199.9      199.9
Balance -
December 31, 1999       102.3     $102.3 $1,941.5   $(72.7)    $(40.1)  $1,931.0


The comprehensive income (loss) for 1999, 1998 and 1997 was $128.5, $185.4 and $(622.2), respectively.

Shareholder Rights Plan
Autoliv, Inc. has a shareholder rights plan under which each share-holder of record as of November 6, 1997, received one right for each share of Autoliv, Inc. common stock held. Each right entitles the registered holder, upon the occurrence of certain events, to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock with a par value of $1 at a price of $150, subject to adjustment.
Initially the rights will be attached to all Common Stock Certificates representing shares then outstanding and upon the occurrence of certain events the rights will separate from the Common Stock, and each holder of a right will have the right to receive, upon exercise, common stock (or in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the right.
Autoliv, Inc. may redeem the rights in whole at a price of one cent per right.

Note 12. Supplemental Cash Flow Information
Cash payments during the years 1999, 1998 and 1997 included interest paid of $37, $48 and $35 million, respectively, and income taxes paid of $80, $113, and $95 million, respectively.

Note 13. Stock Incentive Plan
Under the Autoliv, Inc. 1997 Stock Incentive Plan (the "Plan") adopted by the company, and amended in 1999, awards have been made to selected executive officers of the Company located in Sweden in the form of Stock Appreciaton Rights ("SAR's") and to selected officers of Autoliv ASP Inc. (the "officers") and other key employees in the form of stock options. Upon consummation of the transactions described in Note 2, options which had previously been awarded to the officers were converted, under the Plan, into options for shares of Autoliv, Inc. (the "converted options"). Other than the exercise prices of the converted options, which were adjusted to reflect Autoliv, Inc.'s share price, all terms and conditions are the same. During 1997, 52,250 SAR's were granted. The market price of Autoliv, Inc.'s shares was $35.75 at that time. During 1998, the SAR's were converted into stock options under the Plan. All options and rights granted during 1999, 1998 and 1997 are for 10 year terms, have an exercise price equal to the stock market price on the date of grant, and become exercisable after one year of continued employment following the grant date. In addition, during 1997, the Company awarded 31,000 shares of Autoliv, Inc. common stock to certain key employees. The employees received these shares after one year of employment subsequent to the grant date. In December 1999, 387,390 options were granted and are reflected as outstanding on December 31, 1999. These options were granted as part of 2000 compensation for key employees. The Plan provides for the issuance of up to 2,800,000 common shares (following expansion by the 1999 AGM) through the exercise of options awarded under the Plan.

The Company applies APB Opinion 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized in the Company's financial statements. Had compensation cost for the Company's stock option plan been determined based on the fair value of such awards at the grant date, consistent with the methods of Financial Accounting Standards Board Statement No. 123 "Accounting for Stock-Based Compensation", the Company's total and per share net income would have been as follows:



				  1999            1998            1997
Net income (loss)
As reported                     $199.9          $188.3          $(579.6)
Pro forma                        196.1           184.9           (580.1)

Earnings (loss) per share
As reported                      $1.95           $1.84           $(6.70)
Pro forma                         1.92            1.81            (6.71)


The weighted average fair value of options granted during 1999, 1998 and 1997 was estimated at $9.69, $10.41 and $15.02, respectively, using the Black-Scholes option-pricing model based on the following assumptions:


				1999            1998            1997
Risk-free interest rate         5.8%            5.0%             5.5%
Dividend yield                  1.5%            1.2%             1.5%
Expected life in years          5.0             5.0             10.0
Expected volatility            30.0%           30.0%            30.0%



Information related to the Company's stock option plan during the period 1997 to 1999 is as follows:

					Number of       Weighted average
					Shares          exercise price
Outstanding at Jan. 1, 1997                   0               $0.00
Converted options                       285,055               26.27
Granted                                  28,200               35.75
Exercised                              (109,405)              28.72
Cancelled                                     0                   -
Outstanding at Dec. 31, 1997            203,850               26.27
Converted SAR's                          52,250               35.75
Granted                                 570,365               33.26
Exercised                               (34,881)              22.01
Cancelled                               (18,868)              32.62
Outstanding at Dec. 31, 1998            772,716               32.11
Granted                                 437,290               30.52
Exercised                               (70,619)              26.41
Cancelled                                (8,650)              32.86
Outstanding at Dec. 31, 1999           1,130,737             $31.84

Options exercisable Dec. 31, 1997        175,650             $24.75

Options exercisable Dec. 31, 1998        213,601             $28.98

Options exercisable Dec. 31, 1999        693,447             $32.68



The following summarizes information about stock options outstanding on December
31, 1999:

					Weighted average
Range of exercise       Number          remaining contract      Weighted average
prices                  outstanding     life (in years)         exercise price
$15.26 - $15.58           16,844            2.05                    $15.41
$24.38 - $29.37          436,531            9.36                     29.01
$30.23 - $40.62          677,362            8.42                     34.08
		       1,130,137            8.69                    $31.84

All of the above options are exercisable except those granted during 1999.

Note 14. Contingent Liabilities
The Company is subject to claims and legal proceedings that arise in the ordinary course of business, principally related to alleged defects in products manufactured by the Group. The Company diligently defends itself in such actions and, in addition, carries insurance coverage to the extent reasonably available against insurable risks. The Company believes, based on currently available information, that the resolution of outstanding claims, after taking into account available insurance coverage, should not have a material effect on the Group's financial position or results of operations.
As part of the combination in 1997 between Autoliv AB and the automotive safety business of Morton International, Inc., Morton spun-off its salt and chemical businesses into a new company which we here refer to as "New Morton". New Morton has, as part of the Distribution Agreement, assumed all obligations other than those directly related to the automotive safety business and has expressly indemnified Autoliv ASP, Inc. (the former Morton International, Inc.) against any such liabilities, including historical environmental liabilities, related to non-automotive safety business.

Note 15. Lease Commitments
The Company leases certain offices, manufacturing and research buildings, machinery, automobiles and data processing and other equipment. Such operating leases, some of which are non-cancellable and in many cases include renewals, expire at various dates. The Company pays most maintenance, insurance and tax expenses relating to leased assets. Rental expense for operating leases was $8.8 million for 1999, $9.1 million for 1998 and $11.0 million for 1997.
At December 31, 1999, future minimum lease payments for non-cancellable operating leases total $53.7 million and are payable as follows (in millions):
2000: $11.3; 2001: $9.3; 2002: $7.7; 2003: $5.3; 2004: $3.9; 2005 and
thereafter: $16.2.

Note 16. Retirement Plans
Pensions Substantially all of the Company's non-U.S. employees are covered by government sponsored pension and welfare programs. Under the terms of the programs, the Company makes periodic payments to various government agencies.
In addition, in certain countries the Company sponsors defined contribution plans. Contributions to these defined contribution plans for the years ended December 31, 1999, 1998, and 1997 were $6.9 million, $5.7 million and $5.1 million, respectively.
The Company has noncontributory defined benefit pension plans covering most U.S. employees. Benefits are based on an average of the employee's earnings in the years preceding retirement and on credited service. Certain supplemental unfunded plan arrangements also provide retirement benefits to specified groups of participants.
The funding policy for U.S. plans is to contribute amounts sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended, plus any additional amounts which may be determined to be appropriate.
The components of net benefit cost associated with U.S. non-contributory defined benefit retirement plans are as follows:

					1999            1998
Service cost                            $6.2            $5.5
Interest cost                            3.9             3.1
Expected return on plan assets          (3.4)           (2.8)
Amortization of unrecognized net loss   -                0.1
Benefit cost                            $6.7            $5.9


The changes in benefit obligations and plan assets for the U.S. non-contributory defined benefit plans for the periods ended December 31, are as follows:

					1999            1998
Projected benefit obligation at
beginning of year                       $56.5           $44.6
Service cost                              6.2             5.5
Interest cost                             3.9             3.1
Plan amendments                           3.4             -
Actuarial (gain) loss                    (2.9)            4.2
Benefit payments                         (1.9)           (0.9)
Project benefit obligation at year end   65.2            56.5

Fair value of plan assets at
beginning of year                        43.3            33.0
Actual return on plan assets              7.2             8.3
Company contributions                     0.1             2.9
Benefit payments                         (2.0)           (0.9)
Fair value of plan assets at year end    48.6            43.3

Funded status of the plan               (16.6)          (13.2)
Unrecognized net actuarial (loss) gain   (5.6)            1.2
Unrecognized prior service cost           3.4             -
Accrued retirement benefit cost
recognized in the balance sheet        $(18.8)         $(12.0)



The weighted averages of assumptions used by the non-contributory defined benefit plan are as follows:

%                                       1999            1998
Discount rate                            7.50            6.75
Rate of increases in compensation level  5.25            4.75
Expected long-term rate of return
on assets                                9.50            9.50


The assets of the U.S. plans are invested primarily in equities and bonds.

Postretirement Benefits Other than Pensions
The Company currently provides postretirement health care and life insurance benefits to most of its U.S. retirees. In general, the terms of the plans provide that U.S. employees who retire after attaining age 55, with five years of service, are eligible for continued health care and life insurance coverage. Dependent health care and life insurance coverage are also available. Most retirees contribute toward the cost of health care coverage with the contributions generally varying based on service. In June 1993, a provision was adopted which caps the level of the Company's subsidy at the amount in effect as of the year 2000 for most U.S. employees who retire after December 31, 1992.
At present, there is no prefunding of the postretirement benefits recognized under FASB Statement No. 106. The changes in benefit obligations and plan assets for the U.S. postretirement benefit plan as of December 31 are as follows:

					1999            1998
Projected benefit obligation at
beginning of year                       $11.0           $9.2
Service cost                              0.8            0.9
Interest cost                             0.6            0.6
Actuarial losses                         (3.0)           0.4
Benefit payments                         (0.1)          (0.1)
Project benefit obligation at year end    9.3           11.0

Fair value of plan assets at
beginning of year                           -              -
Company contributions                     0.1            0.1
Benefit payments                         (0.1)          (0.1)
Fair value of plan assets at year end       -              -

Funded status of the plan                (9.3)         (11.0)
Unrecognized net actuarial (gain) loss   (1.8)           1.3
Accrued postretirement benefit cost
recognized in the balance sheet        $(11.1)         $(9.7)


For measurement purposes, the assumed annual rate of increase of per capita cost of health care benefits was 8.5% for 1999 and assumed to grade to 6.5% in 2001 and remain constant thereafter. The health care cost trend rate to be used in 2000 is 7.5%. As noted above, for U.S. employees retiring after December 31, 1992, the Company's policy is to increase retiree contributions so that the annual per capita cost contribution remains constant at the level incurred in the year 2000.
The weighted average discount rate used in determining the accumulated post retirement benefit obligation was 7.5% at December 31, 1999, and 6.8% at December 31, 1998. The rate of increase of compensation levels assumed was 5.3% for 1999 and 4.8% for 1998.
A one percent increase in the annual health care cost trend rates would have increased the Company's accumulated postretirement benefit obligation at December 31, 1999, by approximately $0.1 million and increased postretirement benefit expense for 1999 by $4.4 million.
The components of net benefit cost associated with postretirement benefit plan are as follows:


Period Ended December 31                1999            1998
Service cost                            $0.8            $0.9
Interest cost                            0.6             0.6
Benefit cost                            $1.4            $1.5


Note 17. Segment Information
Autoliv, Inc. is a United States registered company providing advanced technology products for the automotive market. Airbag modules, seat belts and inflators for airbags are supplied to all major European, U.S. and Asian automobile manufacturers. The Company's revenues are generated by sales to the automotive industry, which is made up of a relatively small number of customers. A significant disruption in the industry, a significant change in demand or pricing or a dramatic change in technology could have a material effect on the Company. Sales to individual customers representing 10% or more of net sales in 1999: 18%, 15%, 14% and 13%, respectively, 1998: 14%, 13%, and 12%, respectively, in 1997: 14% and 11%, respectively.
The seat belts and airbags are considered as integrated systems that should function together under common electronic control systems for the protection of occupants in light vehicles.
The Company has adopted Statement 131 "Disclosures about Segments of an Enterprise and Related Information" and concluded that its operating segments meet the criteria stated in Statement 131 for aggregation for reporting purposes into a single operating segment.


Note 18. Enterprise Wide Disclosures
				  1999            1998            1997
Net sales
United States                   $1,381          $1,350          $1,008
Europe                           2,212           2,027           1,618
Other regions                      219             112             114
Total                           $3,812          $3,489          $2,740

Long-lived assets
United States                   $1,848          $1,919          $1,933
Europe                             544             569             503
Other regions                       73              48              20
Total                           $2,465          $2,536          $2,456

The Company's operations are located primarily in Europe and the United States. Exports from the United States to other regions amounted to approximately $558 million in 1999. The long-lived assets in the United States include $1,463 million of intangible assets from the acquisition of ASP. The Company has attributed net sales to the geographic area based on the location of the entity selling the final product.


The sales by product group are

					  1999            1998            1997
Airbags and associated products 1)      $2,715          $2,417          $1,800
Seat belts and associated products 2)    1,097           1,072             940
					$3,812          $3,489          $2,740


1) includes sales of steering wheels
2) includes sales of seat components


Note 19. Quarterly Financial Data (unaudited)

			     Q1      Q2      Q3      Q4           Year
1999
Net sales               $935.4  $977.0  $873.8 $1,026.0        $3,812.2
Gross profit             191.2   209.2   184.2    222.2           806.8
Income before taxes       72.9    86.5    71.8     98.5           329.7
Net income                44.1    51.2    43.2     61.4           199.9
Earnings per share       $0.43   $0.50   $0.42    $0.60           $1.95

1998
Net sales               $837.9  $877.9  $804.4   $968.5        $3,488.7
Gross profit             182.8   193.0   162.9    208.8           747.5
Income before taxes       70.7    84.3    64.0     93.5           312.5
Net income                42.4    50.6    37.8     57.5           188.3
Earnings per share       $0.41   $0.50   $0.37    $0.56           $1.84


Foreign Exchange Rates (unaudited)
The balance sheets of non-U.S. subsidiaries have been converted into dollars using the year-end rate of exchange. Income statements have been converted using the average rate of exchange for the year. The rates for the most important currencies are:

                                1999            1998            1997
			1999    Year    1998    Year    1997    Year
			Average end     Average end     Average end
EUR (prior to
1998-12-31 ECU)         1.065   1.005   1.123   1.172   1.126   1.105
AUD                     0.644   0.653   0.630   0.612   0.727   0.655
DEM                     0.544   0.514   0.569   0.599   0.567   0.559
ESP/1000                6.400   6.037   6.703   7.037   6.715   6.601
FRF                     0.162   0.153   0.170   0.179   0.169   0.167
GBP                     1.616   1.618   1.656   1.676   1.641   1.667
NLG                     0.483   0.456   0.505   0.532   0.503   0.496
SEK                     0.121   0.117   0.126   0.124   0.129   0.127
JPY/1000                8.799   9.790   7.675   8.680   8.327   7.700

The Euro is the most representive currency for Autoliv in Europe. The Euro, at average rates, translated into 5.2% less dollars in 1999 compared to 1998. From year end 1998 to year end 1999 the Euro decreased by 14,3% compared to the dollar.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of Autoliv, Inc.

We have audited the accompanying consolidated balance sheets of Autoliv, Inc. and subsidiaries as of December 31, 1999, and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Autoliv, Inc. and subsidiaries on December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Ernst & Young AB

Torbjorn Hanson
Stockholm, Sweden
January 27, 2000



DEFINITIONS

Gross margin
Gross profit relative to sales.

Operating margin
Operating income relative to sales.

Pretax margin
Income before taxes relative to sales.

Return on capital employed
Income before financial items relative to average capital employed.

Return on shareholders' equity
Net income relative to average shareholders'equity.

Equity ratio
Shareholders' equity relative to total assets.

Net debt equity ratio
Net debt relative to shareholders's equity.

Interest coverage ratio
Income before taxes, plus interest expense, relative to interest expense.

Net debt
Short and long-term interest bearing liabilities less cash and cash equivalents.

Capital employed
Total shareholders'equity and net debt.

Capital expenditures
Investments in property, plant and equipment.

Earnings (loss) per share
Net income (loss) relative to average number of shares assuming dilution (see page 27).




SELECTED FINANCIAL DATA

				Autoliv Inc                   Autoliv AB 1)
			  1999    1998    1997    1996    1997 2) 1996    1995
(Dollars in millions,                      Pro     Pro
except per share data)                   Forma   Forma
Sales and Income
Net sales               $3,812  $3,489  $3,257  $3,204  $2,740  $1,735  $1,432
Operating income (loss)    369     354     356     346     (453)3) 163     129
Income (loss) before
taxes                      330     312     317     300     (477)3) 171     142
Net income (loss)          200     188     185     174     (580)3) 113     91

Financial Position
Current assets
excluding cash           1,062   1,013     822     819     822     509     400
Property, plant and
equipment                  835     869     727     693     727     322     198
Intangible assets
(mainly goodwill)        1,596   1,649   1,694   1,593   1,694   64      7
Non-interest bearing
liabilities                860     870     813     705     813     484     410
Capital employed         2,527   2,549   2,350   2,325   2,350   402     257
Net debt/(cash)            596     703     646     704     646     (56)    (113)
Shareholders'equity      1,931   1,846   1,704   1,621   1,704   458     379
Total assets             3,647   3,668   3,430   3,254   3,430   1,054   837
Long-term debt             470     629     612     763     612     13      15

Per share data
(adjusted for 2:1 split
in 1996)
Earnings (loss)
per share                 1.95    1.84    1.81    1.69    (6.70)4)2.06    1.66
Equity per share          18.9    18.0    16.7    15.8    16.7    8.3     6.9
Dividend per share        0.44    0.44    0.42    0.41    0.42    0.41    0.32
Number of shares
outstanding (million)    102.3   102.3   102.2   102.8   102.2   55.0    55.0

Ratios
Gross margin (%)          21.2    21.4    22.1    21.2    21.4    20.0    19.7
Operating margin (%)       9.7    10.2    10.9    10.8    10.2 5) 9.4     9.0
Pretax margin (%)          8.6     9.0     9.7     9.4     9.3 5)  9.8     9.9
Return on capital
employed (%)              14.6    14.4    15.4    15.0    12.3 5) 42.4    52.0
Return on shareholders'
equity (%)                10.6    10.6    11.1    10.7    9.2 5)  27.1    28.0
Equity ratio (%)          53.0    50.3    49.7    49.8    49.7    43.5    45.2
Net debt equity
ratio (%)                 30.9    38.1    37.9    43.4    37.9    (12.4)  (29.8)
Interest coverage ratio    7.0     6.6     6.7     6.5     7.5 5)  32.8    54.0

Other data
Seat belt sales incl.
seat components          1,097   1,072     940     917     940     917     750
Airbag sales, incl.
steering wheels          2,715   2,417   2,317   2,287   1,800   818     682
Net cash provided by
operations                 436     314     441     352     343     159     160
Capital expenditures       261     285     216     270     183     148     99
Net cash after
operating and investing
activities                 181     6       180     14      128     (52)    12
Number of employees,
December 31             22,580  20,670  17,840  15,330  17,840  9,000   6,670


1) Data in Swedish Kronor are converted to dollars at average or year-end rates.
2) Including ASP from May 1, 1997.
3) Includes a one-time write-off of acquired R&D of $732 million.
4) Weighted average number of shares used in computing per share amount: 86.5 million.
5) Before one-time item, the write-off of acquired R&D of $732 million.

BOARD OF DIRECTORS

GUNNAR BARK 1
Chairman
Former President & Chief Executive Officer.
Born 1939
Director since 1982
Elected until 2000
Chairman of Allgon AB, Spring Board Venture Capital AB and Calix AB. M.Sc., Honorary Doctor.
Shares: 25,000
Options: 126,450

PER-OLOF ARONSON 1, 2, 3
Born 1930
Director since 1994
Elected until 2001
Former President and Chief Executive Officer of Granges AB. Vice Chairman of SAPA AB.
Graduate Engineer
Shares: 4,831

WILHELM KULL 1
Born 1936
Director since 1997
Elected until 2002
Vice President IT,
Former Chief Financial Officer
MBA
Options: 37,405

WALTER KUNERTH 1,3
Born 1940
Director since 1998
Elected until 2001
Senior Advisor to Lazard & Co.
Former Member of Siemens' Corporate Executive Board and President of Siemens' Automotive Systems Group. Chairman of the Supervisory Board of Basler AG, Goetz AG and Suspa Compart GmbH and member of Gildemeister AG
M.Sc., Honorary Professor
Shares: 298

S. JAY STEWART 1,2,3
Born 1938
Director since 1989
Elected until 2002
Former Chairman and Chief Executive Officer of Morton International Inc., Director of Household International Inc.
B.Sc. and MBA
Shares: 69,318

ROGER W. STONE 1,2
Born 1935
Director since 1989
Elected until 2002
Former President and Chief Executive Officer of Smurfit-Stone Container Corporation. Director of McDonald's Corporation and Option Care Inc. B.Sc.
Shares: 2,365

PER WELIN 1,2,3
Born 1936
Director since 1995
Elected until 2000
Chairman of L-E Lundberg-foretagen AB.
Director of Allgon AB, Holmen AB and NCC AB.
Techn. Lic., MBA.
Shares: 831

LARS WESTERBERG 1
President & Chief Executive Officer
Born 1948
Director since 1999
Elected until 2001
Director of SAPA AB and Angpanneforeningen
M.Sc., MBA.
Shares: 19,000
Options: 45,000

1. Nomination Committee
2. Compensation Committee
3. Audit Committee

"Director since" includes time as Director of Autoliv AB and Morton International, Inc.

For information on options, refer to Note 13 on page 34 and for the work of the Board to the proxy statement which is distributed to Autoliv's shareholders with this annual report.

SENIOR MANAGEMENT

LARS WESTERBERG
President & Chief Executive Officer
Born 1948.
Employed 1999
Shares: 19,000
Options: 45,000

LEIF BERNTSSON
Vice President Quality
Born 1955.
Employed 1988.
Shares: 200
Options: 26,290

HANS BIORCK
Vice President Chief Financial Officer
Born 1951.
Employed 1998.
Options: 14,570

DR. YNGVE HALAND
Vice President Research
Associate Professor
Born 1945.
Employed 1984.
Options: 17,975

CLAES HUMBLA
Vice President Human Resources
Born 1940.
Employed 1989.
Options: 26,590

WILHELM KULL
Vice President Information Technology
Born 1936.
Employed 1975.
Options: 37,405

BENOIT MARSAUD
Vice President Manufacturing
Born 1952.
Employed 1980.
Options: 16,820

MATS ODMAN
Director Corporate Communications
Born 1950.
Employed 1994.
Shares: 400
Options: 17,675

JAN OLSSON
Vice President Engineering
Born 1954.
Employed 1987.
Options: 14,525

HANS-GORAN PERSSON
Vice President Purchasing
Born 1946.
Employed 1999
Options: 7,450

JORGEN SVENSSON
Vice President Legal Affairs, General Counsel and Secretary
Born 1962.
Employed 1989
Options: 26,290

"Employed" refers also to the first year of employment with the Autoliv AB
Group.

For information on options, refer to Note 13 on page 34.

SHAREHOLDER INFORMATION

Autoliv Inc., is incorporated in Delaware, USA. The company's common stock is listed on the New York Stock Exchange, NYSE (symbol ALV) and its Swedish Depositary Receipts (SDR) listed on the Stockholm Stock Exchange, SSE (symbol
ALIV). Options in Autoliv's securities are also listed on the Chicago Board Options Exchange, CBOE (symbol ALV).
Trading in the Autoliv securities began on NYSE on May 1, 1997, (when the stock closed at $35.50) and on the SSE on May 2 (when the depositaries closed at SEK274).
During 1999, nine million Autoliv shares were traded in New York and 111 million Autoliv SDR's were traded for a total turnover of SEK31 billion ($3.7 billion) in Stockholm. This means that Autoliv's SDR's were the 20th most highly traded security, accounting for 1.2% of the trading volume on the SSE. The SDR's closed at SEK 295 on the year's first trading day and at SEK 248 on the last trading day. The highest price paid was SEK345 (on April 22) and the lowest SEK 232 (on December 14).

SHARES AND NUMBER OF SHARES
The number of shares outstanding was 102.3 million on December 31, 1999, and could increase to 103.4 million if all outstanding options are exercised. The options have exercise prices ranging from $15.26 to $40.62, see Note 13 on page
34. The options are held by more than 300 key employees globally in the Group. Autoliv has adopted a Shareholder Rights Plan designed to encourage third parties interested in acquiring the company to negotiate with the Board to preserve the best interest of all Autoliv shareholders, see page 34, Note 11.

DIVIDEND
If possible, dividends are paid on the first Thursday in the last month of each quarter (March, June, September and December). The record date is usually one month earlier and the ex-date typically two days before the record date. Quarterly dividends are declared separately by the Board, announced in press releases and published on Autoliv's home page on the Internet. The latest dividend declared amounted to 11 cents per share.
In lieu of receiving dividends by checks through the mail, holders of Autoliv shares or depositaries may have dividends deposited electronically into a checking or savings account on the payment day. This service is offered at no cost. For more information, please call EquiServe at +1(800)446-2617 for holders of common stock and VPC (Swedish Securities Register Center) at +46(8)402-9000 for holders of Swedish depositary shares.

SHAREHOLDERS
Autoliv estimates that one third of the shares in the Company are held in the U.S. and more than 40% in Sweden. Most of the remaining shares are held in the U.K and central Europe. The number of shareholders is estimated to exceed 60,000. The largest shareholders, known to the Company, are shown below.

GENERALMEETING OF SHAREHOLDERS
Autoliv's next Annual General Meeting of Shareholders will be held on Thursday, May 4, 2000, at Bank One, One Bank One Plaza, 57th floor, Chicago, Illinois 60602, USA.
Shareholders are urged to return their proxies whether or not they plan to attend the meeting.


THE LARGEST SHAREHOLDERS*
					Number          Percentage of
					of shares       sharecapital
Robur Funds, Sweden                     6,291,000       6.1
Franklin/Tempelton Investment
Counsel, U.S.                           4,208,354       4.1
Handelsbanken Funds, Sweden             3,838,270       3.8
SPP (Insurance company), Sweden         3,525,100       3.5
SEB Funds, Sweden                       2,938,265       2.9
4th AP-fonden (pension fund), Sweden    2,320,000       2.3
AMF Pensions, Sweden                    2,196,400       2.1
Skandia (insurance group), Sweden       2,055,798       2.0
Management as a group                   121,810         0.1
60,000 other shareholders               74,838,518      73.1
Total December 31, 1999.                102,333,515     100.0

* Known to the Company

INVESTOR REQUESTS
North America
Autoliv ASP, Inc.
1320 Pacific Drive,
Auburn Hills, MI 48326-1569, USA;
Tel.+1 (248) 475-0409, Fax +1 (248) 475-9838
barry.murphy@autolivasp.com

Rest of the world
Autoliv Inc.
Box 70381, SE-107 24, Stockholm,
Sweden,
Tel +46 (8) 58 72 06 23, Fax +46 (8) 411 70 25
mats.odman@autoliv.com

STOCK TRANSFER AGENT & REGISTRAR
EquiServe
P.O. Box 250
Jersey City, New Jersey 07303-2500
+1 (800) 446-2617 (within the U.S.)
+1-(201) 324-0498 (outside the U.S.)
+1-(201) 222-4955 (Hearing Impaired)
Internet: http://www.equiserve.com

EquiServe performs the following functions over the telephone, when a shareholder identifies his or her account by providing a taxpayer identification number, registration of the securities and the address of record: information rearding stock transfer requirements; address changes; replacement of dividend checks; duplicate 1099 forms and W-9 tax certification forms; transcripts of shareholder accounts; and information regarding the Direct Deposit of Dividends.
Other requests for information should be mailed to the address above for the Stock Transfer Agent and Registrar.


			New York                Stockholm       Declared
SHARE PRICE             (US$)                   (SEK)           dividends
AND DIVIDENDS           High    Low             High    Low     US$     SEK
1st quarter, 1998       34 1/2  27 3/4          282     224     0,11    0,75
2nd quarter, 1998       34 7/8  29 5/16         272     231     0,11    0,71
3rd quarter, 1998       35      27 1/2          281     219     0,11    0,78
4th quarter, 1998       37 1/4  24 7/16         304     190     0,11    0,76
1st quarter, 1999       41 1/2  36 1/2          329     280     0,11    0,88
2nd quarter, 1999       40 1/4  30 1/4          345     256     0,11    0,94
3rd quarter, 1999       38      29 1/4          315     249     0,11    0,92
4th quarter, 1999       37 1/2  27 13/16        310     232     0,11    0,92

ANALYSES
The following banks and securities brokers follow Autoliv on a regular basis.

 ABG
 Aros
 Alfred Berg
 BG Bank
 Carnegie
 Cazenove
 Cheuvreux de Virieux
 Credit Suisse First Boston
 Den Danske Bank
 Deutsche Bank
 Donaldson, Lufkin & Jenrette
 Dresdner Kleinwort Benson
 Enskilda Securities
 Fischer Partners
 Goldman Sachs
 Handelsbanken
 J P Morgan
 Merita-Nordbanken
 Morgan Stanley
 Ohmans
 Olde
 Pensers Fondkommission
 SwedBank
 Warburg Dillon Read

FINANCIAL INFORMATION FOR 2000
January-March April 19, 2000
April-June July 20, 2000
July-September October 19, 2000
October-December January 25, 2001
Annual Report March 2001

These reports, news releases, proxy statements and other general information on Autoliv published in English and Swedish and can be obtained without charge upon request from Autoliv at the addresses given on page 42.
The filings with the Securities & Exchange Commission (SEC) of Autoliv's annual 10-K report and quarterly 10-Q reports can also be obtained from the company at the same addresses, but only in English.
All the documents are also available on Autoliv's home page on the Internet http://www.autoliv.com.

AUTOLIV INC., BOX 70381, SE-107 24 STOCKHOLM, SWEDEN
WORLD TRADE CENTER, KLARABERGSVIADUKTEN 70, SECTION E
TEL: +46 (8) 587 206 00; FAX: +46 (8) 411 70 25
WWW.AUTOLIV.COM, INFO@AUTOLIV.COM